FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 12, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 12, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media.relations@credit-suisse.com

CREDIT SUISSE GROUP REPORTS NET PROFIT OF
CHF 5.2 BILLION FOR FULL YEAR 2003

Credit Suisse Financial Services Records Strong 2003 Results
In Both Banking And Insurance

Credit Suisse First Boston Achieves Remarkable Turnaround
From 2002 With Solid Profits in 2003

Group Achieves Significant Cost Reductions in 2003

Financial Highlights

in CHF million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Operating income	5,721	6,395	-11	26,825	28,038	-4

Operating expenses	4,423	5,111	-13	18,901	23,529	-20

Net profit	1,166	-950	n/ a	5,209	-3,309	n/ a

Return on equity in %	14.6	-13.0	n/ a	17.2	-10.0	n/ a

Earnings per share in CHF	0.94	-0.80	n/ a	4.31	-2.78	n/ a

n/ a: not applicable

Zurich, February 12, 2004 – Credit Suisse Group today announced a net profit of CHF 5.2 billion for 2003, representing a significant turnaround from the net loss of CHF 3.3 billion in 2002. The Group’s fourth quarter 2003 net profit amounted to CHF 1.2 billion, compared to a net loss of CHF 950 million in the fourth quarter of 2002. At Credit Suisse Financial Services, a lower fourth quarter 2003 result in the banking segments was more than offset by strong investment results in the insurance segments; net profit for 2003 amounted to CHF 4.3 billion. Credit Suisse First Boston reported a net profit of USD 870 million (CHF 1.2 billion) for 2003 and had steady operating income in the fourth quarter, demonstrating strong investment banking results and sustainable business activity.

Oswald J. Gruebel, Co-CEO of Credit Suisse Group and CEO of Credit Suisse Financial Services, and John J. Mack, Co-CEO of Credit Suisse Group and CEO of Credit Suisse First Boston, stated, “At the end of 2002, we defined the measures necessary to return the Group to profitability. Those measures included reducing costs in our banking business, realigning our onshore private banking activities in Europe, returning Winterthur to profitability, strengthening our capital base and reducing the impact of the legacy asset portfolios at Credit Suisse First Boston. We are pleased that, thanks to our strong management teams and dedicated staff, the Group has successfully completed these measures and more in 2003.”

Oswald J. Gruebel added, “Credit Suisse Financial Services achieved a strong performance last year, with a remarkable turnaround at Winterthur and continued good results in Private Banking and Corporate & Retail Banking. We will continue to strive to offer our clients outstanding service, while keeping costs firmly under control and actively capturing market opportunities to further enhance revenues in 2004.”

John J. Mack concluded, “2003 was clearly a critical turning point for CSFB. We set out to be consistently profitable, and we were. Now that we have strict and effective cost controls in place, we will focus on growing revenues and continuing to build a one-firm culture that emphasizes and rewards effective teamwork. I am confident that CSFB is now well positioned to build on its progress and achieve growth in 2004 as global markets rebound.”

Swiss GAAP Changes

As pre-announced with the third quarter 2003 results, the Group adopted mandatory changes in Swiss Federal Banking Commission guidelines (Swiss GAAP) in the fourth quarter of 2003, which were retroactively applied as of January 1, 2003. Significant changes for Credit Suisse Group relate to accounting for own shares and derivatives. The total impact of these changes in the fourth quarter of 2003 was a decrease of CHF 189 million in the Group’s net profit.

Capital Management

Credit Suisse Group strengthened its balance sheet and its capital base in 2003 through earnings generation and the divestitures at Winterthur, as well as the sale of Credit Suisse First Boston’s settlement and clearing platform Pershing. The Group’s consolidated BIS tier 1 ratio stood at 11.7% as of December 31, 2003, up from 11.1% as of September 30, 2003 – reflecting earnings generation and a reduction of risk-weighted assets – and up from 9.0% as of December 31, 2002.

Credit Suisse Financial Services

CSFS Business Unit Results

in CHF million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Operating income	2,801	3,566	-21	14,395	12,152	18

Operating expenses	1,977	2,378	-17	8,501	9,569	-11

Net profit	977	620	58	4,310	-271	n/ a

Net operating profit	1,091	514	112	4,471	-151	n/ a

Note: net operating profit is net profit excluding the amortization of acquired intangible assets and goodwill, exceptional items and the cumulative effect of changes in accounting principles, all net of tax.

Credit Suisse Financial Services posted a net profit of CHF 977 million in the fourth quarter of 2003. This compared to a net profit of CHF 620 million in the fourth quarter of 2002 and a net profit of CHF 1.8 billion in the third quarter of 2003, which included an after-tax gain of CHF 1.3 billion net of related provisions from divestitures at Winterthur, and certain provisions of CHF 383 million related to its current and former international business portfolio. Included in the fourth quarter 2003 result are: a charge of CHF 46 million after tax related to the further realignment of European Private Banking; extraordinary income of CHF 106 million (CHF 81 million after tax) from a divestiture at Private Banking; and a tax credit of CHF 782 million in the insurance segments related to tax law changes in Germany, which – after the related increase in dividends to policyholders incurred of CHF 711 million – resulted in a positive impact on net profit of CHF 71 million. For the full year 2003, the business unit recorded a net profit of CHF 4.3 billion compared to a net loss of CHF 271 million in 2002.

CSFS Segment Results

in CHF million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Private Banking	508	314	62	1,914	1,696	13

Corporate & Retail Banking	120	50	140	565	414	36

Life & Pensions	369	93	297	723	-1,400	n/ a

Insurance	153	6	n/ a	1,338	-992	n/ a

At Private Banking, fourth quarter 2003 operating income increased 5% compared to the fourth quarter of 2002 but was down 9% from the third quarter of 2003. This decline was primarily due to lower commission income, impacted by the weaker US dollar, as well as fewer trading days and lower transaction volumes.

For the full year 2003, operating income was down slightly to CHF 5.9 billion. Operating expenses decreased 7% compared to the fourth quarter of 2002 and remained almost unchanged compared to the third quarter of 2003. For the full year 2003, operating expenses were down 8%. The cost/income ratio decreased 3.3 percentage points to 59.8% for the full year 2003. The gross margin was almost stable at 121.3 bp for the full year 2003.

At Corporate & Retail Banking, operating income increased 7% compared to the fourth quarter of 2002 and remained almost unchanged compared to the third quarter of 2003. Operating income also remained virtually unchanged for the full year 2003 compared to 2002. Operating expenses decreased 9% in the fourth quarter of 2003 compared to the fourth quarter of 2002 but rose 7% compared to the third quarter of 2003 due mainly to IT project costs and marketing activities. For the full year 2003, operating expenses were 9% lower than in 2002, and the cost/income ratio improved 5.9 percentage points to 67.2% in 2003.

The insurance segments achieved a strong recovery in 2003, driven primarily by significant improvements in investment performance, substantially reduced administration costs and improved underwriting results and claims management. Life & Pensions reported a 9% decrease in gross written premiums in 2003, due primarily to profit-oriented underwriting reflecting market conditions. Adjusted for divestitures and exchange rate impacts, premium volumes were down 3%. Total operating expenses, comprising acquisition and administration costs, declined 9% in 2003 compared to 2002, reflecting ongoing efficiency measures. Administration costs decreased 24% over the same period. The total return on invested assets rose to 5.2% in 2003, from 1.4% in 2002.

The Insurance segment recorded a 7% decrease in net premiums earned in 2003. Adjusted for divestitures and exchange rate impacts, net premiums earned increased 6% due primarily to tariff increases across all major markets. The segment’s net underwriting result before dividends to policyholders incurred rose by CHF 392 million in 2003 compared to 2002, and the combined ratio improved by 2.4 percentage points to 101.0% over the same period. In the fourth quarter of 2003, the combined ratio fell below 100% for the first time to stand at 98.3%. Administration costs decreased 17% in 2003 compared to 2002. The total return on invested assets was 3.8% in 2003, compared to -0.1% in 2002.

Credit Suisse First Boston

CSFB Business Unit Results

in USD million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Operating income	2,420	2,326	4	10,783	11,559	-7

Operating expenses	1,957	1,816	8	8,124	9,052	-10

Net profit	220	-795	n/ a	870	-1,178	n/ a

Net operating profit	344	27	n/ a	1,389	156	n/ a

Excluding Swiss GAAP changes

in USD million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Operating income	2,567	2,326	10	10,930	11,559	-5

Net profit	283	-795	n/ a	933	-1,178	n/ a

Net operating profit	545	27	n/ a	1,590	156	n/ a

Credit Suisse First Boston reported a net profit of USD 870 million (CHF 1.2 billion) in 2003, a substantial improvement from the net loss of USD 1.2 billion (CHF 1.8 billion) in 2002. Net operating profit for 2003 – which excludes the amortization of goodwill and acquired intangible assets and the related impairment charge, the cumulative effect of changes in accounting principles from prior periods and, for the fourth quarter of 2002, exceptional items, all net of tax – rose to USD 1.4 billion (CHF 1.9 billion), from USD 156 million (CHF 245 million) in 2002. Excluding the impact of mandatory Swiss GAAP changes, full year 2003 net profit would have been USD 933 million (CHF 1.3 billion) and net operating profit would have totaled USD 1.6 billion (CHF 2.1 billion).

For the fourth quarter of 2003, Credit Suisse First Boston reported a net profit of USD 220 million (CHF 290 million), compared to a net loss of USD 795 million (CHF 1.2 billion) in the fourth quarter of 2002. The fourth quarter 2003 results include an impairment of USD 200 million (CHF 270 million), or USD 130 million (CHF 176 million) net of tax, of acquired intangible assets related to Credit Suisse First Boston’s high-net-worth asset management business. Net operating profit was USD 344 million (CHF 455 million) for the fourth quarter of 2003, up from USD 27 million (CHF 40 million) in the fourth quarter of 2002. Excluding the impact of the mandatory Swiss GAAP changes, fourth quarter 2003 net profit would have been USD 283 million (CHF 375 million), representing a significant improvement from the loss in the fourth quarter of 2002, and net operating profit would have increased significantly to USD 545 million (CHF 726 million) from USD 27 million (CHF 40 million) in the fourth quarter of 2002.

As previously announced, Credit Suisse Group now expenses stock options, and Credit Suisse First Boston has introduced a three-year vesting period for share awards in line with its long-term retention strategy as well as industry practice. As a result of its updated compensation policies, Credit Suisse First Boston increased the amount of compensation deferred in the form of shares, versus its previous practice of combining share awards with other performance-based plans as well as option awards.

CSFB Segment Results

in USD million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Institutional Securities	286	78	267	1,420	407	249

CSFB Financial Services	92	49	88	201	227	-11

Institutional Securities segment results excluding Swiss GAAP changes

in USD million	4Q2003	4Q2002	Change in %	12 months	12 months	Change in % vs
			vs 4Q2002	2003	2002	12 mths 2002

Operating income	2,260	1,863	21	9,775	9,568	2

Segment result	487	78	n/ a	1,621	407	298

The Institutional Securities segment reported a 2% increase in operating income for the full year 2003 excluding Swiss GAAP changes compared to 2002, as favorable Fixed Income markets were partially offset by volume declines and margin compression in the US cash equity business as well as lower equity new issuance and M&A investment banking fees. Full year 2003 operating expenses decreased 4% compared to 2002, primarily as a result of reduced headcount and cost containment efforts. Segment profit was up 298% in 2003, excluding Swiss GAAP changes, compared to 2002. In the fourth quarter of 2003, the Institutional Securities segment recorded strong operating income compared to the fourth quarter of 2002, primarily as a result of improvements in Fixed Income and lower write-downs related to the legacy portfolio despite a one-time gain on the sale of a private equity investment in the fourth quarter of 2002. Fourth quarter 2003 operating expenses were up 18% compared to the fourth quarter of 2002 as a result of higher compensation costs related to increased operating income, partially offset by lower operating expenses from cost containment efforts.

Within the CSFB Financial Services segment, Credit Suisse Asset Management reported a 3% increase in operating income for the full year 2003, mainly reflecting an increase in assets under management on a US dollar basis. The segment’s operating expenses decreased over the same period primarily due to the sale of Pershing. Furthermore, the sale of its interest in a Japanese online broker generated USD 99 million (CHF 134 million), or USD 71 million (CHF 96 million) net of tax.

Net New Assets

Net New Assets and Assets under Management (AuM) for the full year 2003

in CHF billion	Net New Assets	Total AuM	Change in AuM in
			% vs 2002

Private Banking	17.9	511.7	9.9
Corporate & Retail Banking	-1.4	70.0	-0.4
Life & Pensions	0.0	112.9	1.9
Insurance	n/ a	25.8	-16.0

Credit Suisse Financial Services	16.5	720.4	6.3

Institutional Securities	2.3	29.8	-4.8
CSFB Financial Services	-14.0	448.8	-0.5

Credit Suisse First Boston	-11.7	478.6	-0.8

Credit Suisse Group	4.8	1,199.0	3.4

Credit Suisse Group’s net new asset inflow for the fourth quarter and full year 2003 was driven primarily by inflows from Private Banking of CHF 4.2 billion and CHF 17.9 billion, respectively. For the full year 2003, Corporate & Retail Banking reported a net asset outflow of CHF 1.4 billion. CSFB Financial Services recorded a net asset outflow of CHF 14.0 billion for 2003, only slightly offset by a net new asset inflow of CHF 2.3 billion from the Institutional Securities segment. The net result for Credit Suisse Group was a net new asset inflow of CHF 2.9 billion in the fourth quarter of 2003 and of CHF 4.8 billion for the full year 2003. As of December 31, 2003, the Group’s total assets under management amounted to CHF 1,199.0 billion, an increase of 3.4% compared to December 31, 2002, and flat compared to September 30, 2003.

Dividend Proposal

The Board of Directors of Credit Suisse Group has decided to propose a reduction in par value of CHF 0.50 per share for the financial year 2003 in lieu of a dividend to the Annual General Meeting on April 30, 2004. This compares to a dividend of CHF 0.10 per share for the financial year 2002. If approved by the shareholders at the Annual General Meeting on April 30, 2004, this capital reduction is expected to be paid out on July 12, 2004.

Change In Primary Accounting Standard

As a result of its long-term plan to move to an internationally recognized accounting standard, as well as the requirement of the Swiss Exchange for listed companies to adopt US GAAP or IFRS, Credit Suisse Group switched from Swiss GAAP to US GAAP for all its business activities on January 1, 2004. Credit Suisse Group’s reconciled 2003 US GAAP net profit will differ substantially from its 2003 net profit reported under Swiss GAAP. These differences include, among other factors, the difference in the accounting treatment of the combination of Credit Suisse Group and Winterthur in 1997, which was accounted for as a ‘pooling of interest’ under Swiss GAAP and as a ‘purchase’ under US GAAP. This alone will result in a reduction of over CHF 3 billion in the 2003 net profit under US GAAP versus Swiss GAAP, due primarily to the movement in the balance of goodwill related to the combination when accounted for in accordance with US GAAP, as announced in the third quarter 2003 earnings release. The charge in the US GAAP net profit related to this movement in goodwill is absorbed by corresponding additional shareholders' equity under US GAAP, which resulted from the 'purchase accounting' treatment of the combination between Credit Suisse Group and Winterthur in 1997. Other factors contributing to a differing reconciled net profit under US GAAP include accounting for derivatives, software capitalization, taxation and pension costs.

Going forward, the primary drivers in the Group’s businesses remain unchanged. Credit Suisse Group plans to publish its reconciled 2003 US GAAP results on its website on April 27, 2004. Key first quarter 2004 results will be pre-released in connection with the Annual General Meeting on April 30, 2004, and first quarter 2004 results will be disclosed in full on May 5, 2004.

Outlook

Given Credit Suisse Group’s return to sound profitability in 2003, the Group is well positioned to compete successfully in its primary markets. While the Group’s businesses remain tied to fluctuations and risks in the capital markets, management is optimistic about 2004 given the current levels of client activity and improving economic conditions. The Group’s accomplishments were significant in 2003 and it expects to continue to make progress towards achieving leading performance in its respective businesses.

Enquiries

Credit Suisse Group, Media Relations	Telephone+41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone+41 1 333 4570
Internet	www.credit-suisse.com

Commentary On Results – Non-GAAP Financial Information

For additional information with respect to Credit Suisse Group’s results for the fourth quarter and the full year 2003, we refer you to the Group’s Quarterly Report Q4 2003, as well as the Group’s slide presentation for analysts and press, posted on the Internet at www.credit-suisse.com/results. This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss GAAP (as well as other related information) is also included in the Quarterly Report Q4 2003. The operating basis business unit results described above reflect the results of the separate segments constituting the respective business units and certain acquisition-related and other costs not allocated to the segments.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,800 staff worldwide. As of December 31, 2003, it reported assets under management of CHF 1,199.0 billion.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary Statement Regarding Non-GAAP Financial Information

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is available in Credit Suisse Group’s Quarterly Report Q4 2003 posted on the Internet at http://www.credit-suisse.com/sec.html .

Today’s Presentation of the Results

Analysts’ Presentation, Zurich (English)

•	February 12, 2004, 9.00 a.m. CET / 8.00 a.m. GMT / 3.00 a.m. EST at the Credit Suisse Forum St. Peter, Zurich
•	Internet:
-	Live broadcast at www.credit-suisse.com/results
-	Video playback available approximately 3 hours after the event
•	Telephone:
-	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or
+1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
-	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (USA), conference ID 153#

Speakers

•	Oswald J. Gruebel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services
•	John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
•	Ulrich Koerner, Chief Financial Officer of Credit Suisse Financial Services
•	Barbara Yastine, Chief Financial Officer of Credit Suisse First Boston

Media Conference, Zurich (English/German)

•	February 12, 2004, 11.00 a.m. CET / 10.00 a.m. GMT / 5.00 a.m. EST at the Credit Suisse Forum St. Peter, Zurich
•	Simultaneous interpreting: German – English, English – German
•	Internet:
-	Live broadcast at www.credit-suisse.com/results
-	Video playback available approximately 3 hours after the event
•	Telephone:
-	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or
+1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
-	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (USA), conference ID 246# (English)or 283# (German)

Speakers

•	Oswald J. Gruebel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services
•	John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
•	Ulrich Koerner, Chief Financial Officer of Credit Suisse Financial Services
•	Barbara Yastine, Chief Financial Officer of Credit Suisse First Boston

QUARTERLY REPORT Q4

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,800 staff worldwide.

QUARTERLY REPORT
EDITORIAL
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2003
AN OVERVIEW OF CREDIT SUISSE GROUP
Equity capital
Net new assets
Operating income and expenses
Stock awards
Valuation adjustments, provisions and losses
Taxes
Swiss GAAP changes
Dividend proposal
Change in primary accounting standard
Outlook
RISK MANAGEMENT
Overall Risk Trends
Trading risks
Credit risk exposure
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES
Private Banking
Corporate & Retail Banking
Life & Pensions
Insurance
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON
Institutional Securities
CSFB Financial Services
RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP
Introduction
Credit Suisse Financial Services business unit
Credit Suisse First Boston business unit
CONSOLIDATED RESULTS | CREDIT SUISSE GROUP
LOANS
INFORMATION FOR INVESTORS

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/results/bookmarks.html to find links to the relevant information. The additional information -indicated is openly accessible and does not form part of the Quarterly Report. Some areas of Credit Suisse Group’s websites are only available in English.

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Quarterly Report contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at www.credit-suisse.com/sec.html.

EDITORIAL

Oswald J. Grübel
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse Financial Services

John J. Mack
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse First Boston

Dear shareholders

In 2003, Credit Suisse Group fulfilled its pledge to return to sound profitability. The Group reported a net profit of CHF 5.2 billion for 2003 and CHF 1.2 billion for the fourth quarter of 2003.

In the third quarter of 2002, we defined the measures we would take to return the Group to profitability. Those measures included aligning costs with revenues, refocusing the onshore European private banking activities, returning Winterthur to profitability, strengthening the capital base and reducing the legacy asset portfolios at Credit Suisse First Boston. We are pleased that the Group has completed these measures successfully.

In 2003, the Group benefited from a better market environment and higher transaction volumes in certain areas and reported improvements in all business segments. Private Banking’s segment result for the full year 2003 increased 13% compared to the prior year. Private Banking’s continued leading market position in performance and innovation, together with a reduction in overall cost levels and a recovery in net new assets from the second half of 2002, contributed to this year’s good performance. Corporate & Retail Banking benefited from continued efficiency improvements, stable net interest margins and the expansion of its private mortgage business. Compared to the full year 2002, Corporate & Retail Banking’s segment result increased 36% in 2003. Winterthur’s strong recovery in 2003 was mainly attributable to increased investment income, reflecting its goal of more dynamically managing its investment portfolio. Additionally, Winterthur continued to improve its underwriting result and claims management and made significant progress in reducing administration costs. The full year result for 2003 at Winterthur of CHF 2.1 billion was positively impacted by an after-tax gain from divestitures in the third quarter of 2003 in the amount of CHF 1.3 billion net of related provisions, compared with a net loss of CHF 2.4 billion in 2002.

Credit Suisse First Boston reported a net profit of CHF 1.2 billion for the full year 2003, a successful turnaround from 2002. In 2003, Credit Suisse First Boston focused on profitability and cost discipline and received notable recognition in several areas including the number one market share in high yield debt. Significant progress was also made during the year towards building an equity compensation culture by changing the incentive equity award strategy, while maintaining a strong risk culture. In 2003, the Institutional Securities segment benefited from stable operating income, while CSFB Financial Services was impacted by disposals.

The focus on cost management was a key priority throughout the Group during the entire year. In 2003, the implementation of efficiency measures resulted in a 12% reduction in operating expenses at Credit Suisse Financial Services, while Credit Suisse First Boston reduced operating expenses by 15% on a US dollar basis. As a result of a markedly improved credit environment, credit provisions decreased significantly for the year compared to 2002, particularly at Credit Suisse First Boston.

The Group’s earnings in 2003, combined with managed balance sheet growth and the divestitures at Winterthur, resulted in a stronger capital position. The Group’s Board of Directors decided to propose a reduction in par value of CHF 0.50 per share for the financial year 2003, which compares to a dividend of CHF 0.10 per share for the financial year 2002.

Given our return to sound profitability in 2003, Credit Suisse Group is well positioned to compete successfully in its primary markets. While our businesses remain tied to fluctuations and risks in the capital markets, we are optimistic about 2004, given the current levels of client activity and improving economic conditions. We are proud of what our employees have accomplished in 2003 and expect to continue to make progress towards achieving leading performance in our respective businesses.
Oswald J. Grübel John J. Mack
February 2004

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2003

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	5,721	6,531	6,395	(12)	(11)	26,825	28,038	(4)
Gross operating profit	1,298	2,144	1,284	(39)	1	7,924	4,509	76
Net profit/(loss)	1,166	2,045	(950)	(43)	–	5,209	(3,309)	–

Return on equity
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in %	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Return on equity	14.6	26.3	(13.0)	(44)	–	17.2	(10.0)	–

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	962,121	994,555	955,656	(3)	1
Shareholders' equity	34,992	34,873	31,394	0	11
Minority interests in shareholders' equity	3,041	2,971	2,878	2	6

Capital data
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

BIS risk-weighted assets	190,761	197,412	196,486	(3)	(3)
BIS tier 1 capital	22,394	21,901	17,613	2	27
of which non-cumulative perpetual preferred securities	2,169	2,184	2,162	(1)	0
BIS total capital	33,207	32,010	28,311	4	17

Capital ratios
in %		31.12.03	30.09.03	31.12.02

BIS tier 1 ratio	Credit Suisse	8.2	7.6	7.4
	Credit Suisse First Boston 1)	13.6	12.2	10.3
	Credit Suisse Group 2)	11.7	11.1	9.0
BIS total capital ratio	Credit Suisse Group	17.4	16.2	14.4

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Advisory assets under management	609.6	615.1	577.9	(1)	5
Discretionary assets under management	589.4	584.1	582.1	1	1
Total assets under management	1,199.0	1,199.2	1,160.0	0	3
Client assets	1,342.9	1,299.4	1,757.9	3	(24)

Net new assets
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF bn	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net new assets	2.9	4.0	(6.3)	(28)	–	4.8	(1.4)	–

1) Ratio is based on a tier 1 capital of CHF 12.1 bn (30.09.03: CHF 12.1 bn; 31.12.02: CHF 10.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (30.09.03: CHF 1.0 bn; 31.12.02: CHF 1.0 bn).
2) Ratio is based on a tier 1 capital of CHF 22.4 bn (30.09.03: CHF 21.9 bn; 31.12.02: CHF 17.6 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.09.03: CHF 2.2 bn; 31.12.02: CHF 2.2 bn).

Number of employees (full-time equivalents)
					Change	Change
					in % from	in % from
		31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Switzerland	banking	19,661	20,042	21,270	(2)	(8)
	insurance	6,426	6,649	7,063	(3)	(9)
Outside Switzerland	banking	20,310	20,178	25,057	1	(19)
	insurance	14,440	14,463	25,067	0	(42)
Total employees Credit Suisse Group		60,837	61,332	78,457	(1)	(22)

Share data
				Change	Change
				in % from	in % from
	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Shares issued	1,195,005,914	1,194,682,330	1,189,891,720	0	0
To be issued upon conversion of MCS 1)	40,413,838	40,413,838	40,413,838	0	0
Own shares, net 2)	(21,220,018)	–	–	–	–

Shares outstanding	1,214,199,734	1,235,096,168	1,230,305,558	(2)	(1)

Share price in CHF	45.25	42.25	30.00	7	51

Market capitalization in CHF m	54,943	52,183	36,909	5	49

Book value per share in CHF	26.31	25.83	23.18	2	14

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd. in December 2002.
2) Reflects applied mandatory changes in Swiss Federal Banking Commission guidelines.

Share price
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

High (closing price)	48.70	48.65	35.70	0	36	48.70	73.60	(34)
Low (closing price)	42.10	34.75	20.60	21	104	20.70	20.60	0

Calculation of earnings per share (EPS)
					Change	Change					Change
					in % from	in % from					in % from
							12 months

	4Q2003	3Q2003	4Q2002		3Q2003	4Q2002	2003		2002		2002

Net profit/(loss) in CHF m	1,166	2,045	(950)		(43)	–	5,209		(3,309)		–
Diluted net profit/(loss) in CHF m	1,166	2,045	(950)		(43)	–	5,209		(3,309)		–

Weighted average shares outstanding	1,235,316,285	1,230,710,975	1,193,153,538		0	4	1,209,297,290	2)	1,190,206,207	1)	2
Dilutive impact	24,736,572	19,673,449	0	3)	26	–	31,562,945	2)	0	3)	–
Weighted average shares, diluted	1,260,052,857	1,250,384,424	1,193,153,538		1	6	1,240,860,235	2)	1,190,206,207		4

Basic earnings per share in CHF	0.94	1.66	(0.80)		(43)	–	4.31		(2.78)		–
Diluted earnings per share in CHF	0.93	1.64	(0.80)		(43)	–	4.20		(2.78)		–

1) Adjusted for weighted average shares repurchased.
2) Reflects applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003.
3) The calculation for the diluted loss per share excludes the effect of the potential exchange of convertible bonds and the potential exercise of options to purchase shares, as the effect would be anti-dilutive.

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group reported a net profit of CHF 1.2 billion in the fourth quarter of 2003 and CHF 5.2 billion for the full year 2003. This compares with a net profit of CHF 2.0 billion in the third quarter of 2003, which included an after-tax gain of CHF 1.3 billion net of related provisions from divestitures at Winterthur, and a net loss of CHF 3.3 billion for the full year 2002. Credit Suisse Financial Services recorded a net profit of CHF 4.3 billion in 2003, compared to a net loss of CHF 271 million in 2002, and reported a significant increase in its fourth quarter 2003 net profit to CHF 977 million compared to the third quarter 2003 net profit excluding the after-tax gain of CHF 1.3 billion mentioned above, as the strong investment results in the insurance segments more than offset the lower quarterly results in the banking segments. Credit Suisse First Boston reported stable operating income in the fourth quarter 2003 compared with the previous quarter. Net profit declined 6% to CHF 290 million in the fourth quarter of 2003, compared to CHF 308 million in the previous quarter. For the full year 2003, Credit Suisse First Boston reported a net profit of CHF 1.2 billion compared with a net loss of CHF 1.8 billion for the previous year. As a result of the measures taken in 2002 and 2003, the Group’s full year result represents a return to sound profitability.

Credit Suisse Group reported a net profit of CHF 1.2 billion in the fourth quarter of 2003, compared to the previous quarter’s net profit of CHF 2.0 billion, which included an after-tax gain of CHF 1.3 billion net of related provisions from divestitures at Winterthur , and compared to a net loss of CHF 950 million in the fourth quarter of 2002. The Group’s fourth quarter 2003 net profit was impacted by several items including an impairment of acquired intangible assets in respect of Credit Suisse First Boston’s high-net-worth asset management business in the amount of CHF 270 million, markedly improved investment performance within the Credit Suisse Financial Services insurance segments, extraordinary gains from disposals at CSFB Financial Services and Private Banking as well as the mandatory changes in Swiss Federal Banking Commission guidelines (Swiss GAAP) discussed on page 8. Net profit for the fourth quarter of 2003 was also impacted by the changes in German tax legislation, which resulted in a tax benefit of CHF 782 million and a corresponding increase in dividends to policyholders of CHF 711 million.

Net profit for the full year 2003 was CHF 5.2 billion, compared to a net loss of CHF 3.3 billion for 2002. The turnaround in earnings in 2003 was driven by a decrease in operating expenses of CHF 4.6 billion, or 20%, for the full year, lower valuation adjustments, provisions and losses, a turnaround in investment income in the insurance segments and gains from divestitures. The results also reflect the successful completion of measures taken in 2002 and 2003 to return the Group to profitability.

Earnings per share for the fourth quarter of 2003 were CHF 0.94, compared to CHF 1.66 for the third quarter of 2003, and a loss per share of CHF 0.80 for the fourth quarter of 2002. Earnings per share for the full year 2003 amounted to CHF 4.31, compared to a loss per share of CHF 2.78 for 2002. The Group’s return on equity was 14.6% in the fourth quarter of 2003 versus 26.3% in the third quarter of 2003 and 17.2% for the full year 2003 versus –10.0% for the full year 2002.

Credit Suisse Financial Services posted a net profit of CHF 977 million in the fourth quarter of 2003. This result compares with a net profit of CHF 1.8 billion in the third quarter of 2003, which included the after-tax gain of CHF 1.3 billion mentioned above. Net profit for the fourth quarter of 2003 increased 58% from CHF 620 million in the fourth quarter of 2002. Net profit for the fourth quarter of 2003 included an extraordinary gain of CHF 106 million, or CHF 81 million net of tax, from the disposal of a minority investment reported within the Private Banking segment. Operating expenses in the banking segments increased in the fourth quarter of 2003 compared to the third quarter of 2003, but significant cost reductions were made compared to the fourth quarter of 2002. Private Banking reported net new assets of CHF 17.9 billion in 2003. Winterthur’s 2003 result reflects a strong investment performance at Life & Pensions and substantially reduced administration costs in both insurance segments.

Credit Suisse First Boston reported a net profit of CHF 290 million for the fourth quarter of 2003, which was 6% below the previous quarter’s net profit of CHF 308 million, but significantly improved compared to a net loss of CHF 1.2 billion reported in the fourth quarter of 2002. Credit Suisse First Boston’s fourth quarter 2003 net profit included the negative impact of Swiss GAAP changes in the amount of CHF 85 million net of tax discussed on page 8. Excluding these changes, net profit for the fourth quarter was CHF 375 million, an increase of 22% versus the third quarter of 2003. In addition, Credit Suisse First Boston’s fourth quarter 2003 result includes a writedown of CHF 270 million, or CHF 176 million net of tax, on acquired intangible assets related to CSFB Financial Services’ high-net-worth asset management business, and extraordinary income of CHF 166 million, or CHF 120 million net of tax, including the sale of a 50% interest in a Japanese online broker. Institutional Securities’ fourth quarter 2003 result includes strong Investment Banking operating income.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.7% as of December 31, 2003, up from 11.1% as of September 30, 2003. This increase is attributable to continued earnings generation in the fourth quarter of 2003 as well as a reduction of risk-weighted assets.

The Group strengthened its balance sheet and its capital base during 2003 through earnings generation and the sale of Winterthur’s Republic operations in the US, its Churchill operations in the UK and Winterthur Italy, as well as the divestiture of Credit Suisse First Boston’s settlement and clearing platform, Pershing. The Group aims to remain one of the best capitalized financial institutions in its peer group and will continue to build capital, particularly in light of the transition to US GAAP and the new Basel II capital accord.

Net new assets
Credit Suisse Group’s net new asset inflow in the fourth quarter of 2003 was driven by a net new asset inflow from Private Banking of CHF 4.2 billion. For the full year 2003, the inflow of net new assets was dominated by a net new asset inflow of CHF 17.9 billion from Private Banking, whereas Corporate & Retail Banking recorded a net asset outflow of CHF 1.4 billion. CSFB Financial Services recorded a net asset outflow of CHF 14.0 billion for 2003, only slightly offset by a net new asset inflow of CHF 2.3 billion from the Institutional Securities segment.

For Credit Suisse Group, the net result was a net new asset inflow of CHF 2.9 billion in the fourth quarter of 2003 and CHF 4.8 billion for the full year 2003. As of December 31, 2003, the Group’s total assets under management amounted to CHF 1,199.0 billion, an increase of 3.4% compared to December 31, 2002.

Operating income and expenses
Credit Suisse Group’s operating income was CHF 5.7 billion in the fourth quarter of 2003, a decline of 12% from the previous quarter and 11% from the fourth quarter of 2002. The decrease compared with the third quarter of 2003 was primarily due to higher dividends to policyholders incurred at Winterthur as a result of changes in German tax legislation in the amount of CHF 711 million, which, in terms of net profit, was more than offset by a corresponding tax credit of CHF 782 million. For the full year 2003, the Group’s operating income was CHF 26.8 billion, down 4% from 2002.

The Group’s operating expenses of CHF 4.4 billion in the fourth quarter of 2003 were almost unchanged compared to the previous quarter and decreased 13% from the fourth quarter of 2002, reflecting continued strict cost management. In the fourth quarter of 2003, personnel expenses declined 3% overall compared with the previous quarter and 12% compared with the same quarter in the previous year. For the Group, operating expenses in 2003 declined 20% from the previous year. At Credit Suisse Financial Services, the continued focus on productivity improvements resulted in a year-on-year decrease in operating expenses of 12%. For Credit Suisse First Boston, the year-on-year decrease in operating expenses was 15% on a US dollar basis.

Amortization of acquired intangible assets and goodwill for the fourth quarter of 2003 reflected an impairment of CHF 270 million, or CHF 176 million net of tax, in respect of the intangible assets related to Credit Suisse First Boston’s high-net-worth asset management business.

Stock awards
In 2003, Credit Suisse Group adopted the fair value method of expensing stock option awards, changed the vesting of stock option awards across the Group and changed the vesting of share awards at Credit Suisse First Boston. As a result of the changes in share plans and vesting, Credit Suisse First Boston increased the amount of compensation deferred in the form of shares and replaced performance-based plans and option awards with share awards. In 2003, Credit Suisse First Boston deferred USD 873 million of compensation in the form of shares to future periods, compared to USD 869 million of value awarded in 2002 that was deferred or otherwise not expensed (in the case of options).

Valuation adjustments, provisions and losses
The Group’s total valuation adjustments, provisions and losses were CHF 282 million in the fourth quarter of 2003, up 31% compared to the low level in the third quarter of 2003. The full year 2003 valuation adjustments, provisions and losses were CHF 861 million, down from CHF 4.4 billion in 2002, primarily reflecting an improved credit environment and lower litigation provisions. In the fourth quarter of 2003, net credit-related valuation allowances and provisions increased to CHF 192 million compared to the low level of CHF 96 million in the third quarter of 2003, and the high level of CHF 1.4 billion in the fourth quarter of 2002. The increase from the third to the fourth quarter of 2003 was due mainly to two major defaults partially offset by a release of valuation allowances. Total net credit-related valuation allowances and provisions for the full year 2003 decreased to CHF 575 million from CHF 3.1 billion in 2002, as a result of the aforementioned reasons.

Taxes
Credit Suisse Group reported a notable tax benefit in the fourth quarter of 2003, mainly as a result of tax credits reported at Winterthur. Winterthur’s taxes were significantly impacted by the change in German tax legislation in December 2003, which now allows life and health insurance companies to deduct impairments and realized losses on equity investments. The change in tax legislation allowed a retroactive deduction of 80% of all impairments and realized losses incurred from equity investments since 2001. This resulted in a tax benefit, recorded in the fourth quarter of 2003, of CHF 782 million. This tax benefit, net of the related increase in dividends to policyholders of CHF 711 million, resulted in a positive net impact on net profit before minority interests in the amount of CHF 71 million. Credit Suisse First Boston’s effective tax rate in the fourth quarter of 2003 was also reduced as a result of a favorable geographic mix of taxable profits in the fourth quarter.

Swiss GAAP changes
Reported earnings in the fourth quarter of 2003 were affected by mandatory changes in Swiss Federal Banking Commission guidelines (Swiss GAAP), that were retroactively applied as of January 1, 2003. Significant changes for Credit Suisse Group relate to the accounting for own shares and derivatives. In line with US GAAP, the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The majority of the Group’s derivative transactions are entered into for trading purposes and are therefore not affected by these changes in Swiss GAAP. The Group also uses derivatives to hedge risks associated with certain lending and funding activities. Certain of these hedges no longer qualify for hedge accounting under Swiss GAAP and, accordingly, changes in the fair value of such hedges must be reflected in earnings.

The changes in accounting for own shares resulted in the reclassification of treasury shares from assets to shareholders’ equity and the recognition in shareholders’ equity of realized gains and losses on trading in own shares. In addition, obligations to deliver shares in respect of share compensation plans are no longer recorded as a liability but reclassified to shareholders’ equity.

The impact from the change in accounting for own shares resulted in a decrease of CHF 94 million in net profit for the Group, accounted for in the Corporate Center, and a decrease in shareholders’ equity of CHF 396 million in the fourth quarter of 2003. The change in accounting for derivatives resulted in a decrease of CHF 258 million in the Group’s fourth quarter 2003 net profit and a cumulative positive effect of the change in accounting for periods prior to 2003 of CHF 319 million, or CHF 187 million net of tax.

Dividend proposal
Credit Suisse Group’s Board of Directors decided to propose a reduction in par value of CHF 0.50 per share for the financial year 2003 in lieu of a dividend, to the Annual General Meeting on April 30, 2004. This compares to a dividend of CHF 0.10 per share for the financial year 2002. If approved by the shareholders at the Annual General Meeting on April 30, 2004, this capital reduction will be paid out on July 12, 2004.

Change in primary accounting standard
As a result of its long-term plan to move to an internationally recognized accounting standard, as well as the requirement of the Swiss Exchange for listed companies to adopt US GAAP or IFRS, Credit Suisse Group switched from Swiss GAAP to US GAAP for all its business activities on January 1, 2004. Credit Suisse Group’s reconciled 2003 US GAAP net profit will differ substantially from its 2003 net profit reported under Swiss GAAP. These differences include, among other factors, the difference in the accounting treatment of the combination of Credit Suisse Group and Winterthur in 1997, which was accounted for as a ‘pooling of interest’ under Swiss GAAP and as a ‘purchase’ under US GAAP. This alone is expected to result in a reduction of over CHF 3 billion in the 2003 net profit under US GAAP versus Swiss GAAP, due primarily to the movement in the balance of goodwill related to the combination when accounted for in accordance with US GAAP, as announced in the third quarter of 2003. The charge in the US GAAP net profit related to this movement in goodwill is absorbed by corresponding additional shareholders’ equity under US GAAP, which resulted from the ’purchase accounting’ treatment of the combination between Credit Suisse Group and Winterthur in 1997. Other factors contributing to a differing reconciled net profit under US GAAP include accounting for derivatives, software capitalization, taxation and pension costs.

Going forward, the primary drivers in the Group’s businesses remain unchanged. Credit Suisse Group plans to publish its reconciled 2003 US GAAP results on its website on April 27, 2004. Key first quarter 2004 results will be pre-released in connection with the Annual General Meeting on April 30, 2004, and first quarter 2004 results will be disclosed in full on May 5, 2004.

Outlook
Given Credit Suisse Group’s return to sound profitability in 2003, the Group is well positioned to compete successfully in its primary markets. While the Group’s businesses remain tied to fluctuations and risks in the capital markets, management is optimistic about 2004 given the current levels of client activity and improving economic conditions. The Group’s accomplishments were significant in 2003, and it expects to continue to make progress towards achieving leading performance in its respective businesses.

Overview of Credit Suisse Group 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Corporate Center			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Operating income	2,827	3,387	3,628	2,953	3,113	3,082	(59)	31	(315)	5,721	6,531	6,395

Personnel expenses	1,202	1,385	1,447	1,785	1,681	1,933	55	59	84	3,042	3,125	3,464
Other operating expenses	775	732	933	612	594	858	(6)	(64)	(144)	1,381	1,262	1,647

Operating expenses	1,977	2,117	2,380	2,397	2,275	2,791	49	(5)	(60)	4,423	4,387	5,111

Gross operating profit	850	1,270	1,248	556	838	291	(108)	36	(255)	1,298	2,144	1,284

Depreciation of non-current assets 2)	277	279	335	162	125	155	82	67	144	521	471	634
Amortization of acquired intangible assets and goodwill	25	25	92	472	211	308	(3)	2	3	494	238	403
Valuation adjustments, provisions and losses	232	104	190	48	111	1,977	2	0	257	282	215	2,424

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	316	862	631	(126)	391	(2,149)	(189)	(33)	(659)	1	1,220	(2,177)

Extraordinary income/(expenses), net	83	1,164	(38)	166	2	220	43	2	187	292	1,168	369
Cumulative effect of change in accounting principle	1	0	266	318	0	254	0	0	0	319	0	520
Taxes 3)	636	(256)	(290)	(49)	(65)	467	63	4	141	650	(317)	318

Net profit/(loss) before minority interests	1,036	1,770	569	309	328	(1,208)	(83)	(27)	(331)	1,262	2,071	(970)

Minority interests	(59)	8	51	(19)	(20)	(19)	(18)	(14)	(12)	(96)	(26)	20

Net profit/(loss)	977	1,778	620	290	308	(1,227)	(101)	(41)	(343)	1,166	2,045	(950)

1) Business unit results in accordance with Swiss GAAP. For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to Swiss GAAP basis, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. For additional discussion see page 8.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 for Credit Suisse Financial Services of CHF –607 m, for Credit Suisse First Boston of CHF 269 m, and for Credit Suisse Group of CHF –197 m.

In the “Overview of Credit Suisse Group”, the business unit results are presented in accordance with Swiss GAAP. Elsewhere in this Quarterly Report, business unit results are presented on an operating basis.

For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to the Swiss GAAP basis, a discussion of the material reconciling items and a discussion of the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 35 – 39.

Assets under management/client assets 1)
				Change	Change
				in % from	in % from
in CHF bn	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Credit Suisse Financial Services
Private Banking
Assets under management	511.7	505.1	465.7	1.3	9.9
of which discretionary	133.0	129.2	121.5	2.9	9.5
Client assets	540.7	532.3	494.8	1.6	9.3

Corporate & Retail Banking
Assets under management	70.0	69.4	70.3	0.9	(0.4)
Client assets	95.2	90.3	86.9	5.4	9.6

Life & Pensions
Assets under management (discretionary)	112.9	112.3	110.8	0.5	1.9
Client assets	112.9	112.3	110.8	0.5	1.9

Insurance
Assets under management (discretionary)	25.8	27.1	30.7	(4.8)	(16.0)
Client assets	25.8	27.1	30.7	(4.8)	(16.0)

Credit Suisse Financial Services
Assets under management	720.4	713.9	677.5	0.9	6.3
of which discretionary	272.9	269.8	264.2	1.1	3.3
Client assets	774.6	762.0	723.2	1.7	7.1

Credit Suisse First Boston
Institutional Securities
Assets under management	29.8	29.1	31.3	2.4	(4.8)
of which Private Equity on behalf of clients (discretionary)	19.5	19.7	20.9	(1.0)	(6.7)
Client assets	101.5	73.3	83.3	38.5	21.8

CSFB Financial Services 2)
Assets under management	448.8	456.2	451.2	(1.6)	(0.5)
of which discretionary	290.4	288.9	289.6	0.5	0.3
Client assets	466.8	464.1	951.4	0.6	(50.9)

Credit Suisse First Boston
Assets under management	478.6	485.3	482.5	(1.4)	(0.8)
of which discretionary	316.5	314.3	317.9	0.7	(0.4)
Client assets	568.3	537.4	1,034.7	5.7	(45.1)

Credit Suisse Group
Assets under management	1,199.0	1,199.2	1,160.0	0.0	3.4
of which discretionary	589.4	584.1	582.1	0.9	1.3
Client assets	1,342.9	1,299.4	1,757.9	3.3	(23.6)

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

Net new assets 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF bn	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Credit Suisse Financial Services
Private Banking	4.2	8.4	0.9	(50.0)	366.7	17.9	19.1	(6.3)
Corporate & Retail Banking	(0.3)	1.8	(0.2)	–	50.0	(1.4)	(3.6)	(61.1)
Life & Pensions	(2.0)	(0.7)	(1.3)	185.7	53.8	0.0	3.4	(100.0)

Credit Suisse Financial Services	1.9	9.5	(0.6)	(80.0)	–	16.5	18.9	(12.7)

Credit Suisse First Boston
Institutional Securities	1.3	0.1	–	–	–	2.3	1.9	21.1
CSFB Financial Services 2)	(0.3)	(5.6)	(5.7)	(94.6)	(94.7)	(14.0)	(22.2)	(36.9)

Credit Suisse First Boston	1.0	(5.5)	(5.7)	–	–	(11.7)	(20.3)	(42.4)

Credit Suisse Group	2.9	4.0	(6.3)	(27.5)	–	4.8	(1.4)	–

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

Impact on income statement from mandatory Swiss GAAP changes
	Credit	Credit
	Suisse	Suisse	Cor-
	Financial	First	porate	Total
4Q2003, in CHF m	Services	Boston	Center	changes

Operating income	6	(199)	(106)	(299)
Personnel expenses	0	0	8	8
Valuation adjustments, provisions and losses	0	197	0	197
Cumulative effect of change in accounting principle	1	318	0	319
Taxes	(2)	(7)	5	(4)
Net profit/(loss)	5	(85)	(109)	(189)

RISK MANAGEMENT

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), decreased 6% in the fourth quarter of 2003 compared with the previous quarter. The reduction was largely due to the impact of the lower US dollar – Swiss franc exchange rate as well as a significant reduction in Winterthur’s risk profile driven by lower interest rate, foreign exchange and real estate risks. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston decreased 24% during the fourth quarter of 2003, due mainly to lower interest rate positions, a reduction in market volatility and the introduction of a refined methodology for mortgages during the third quarter of 2003. The Group’s credit-related balance sheet exposure decreased 6% as of December 31, 2003, compared with September 30, 2003.

Overall Risk Trends
Credit Suisse Group’s 1-year, 99% position risk ERC decreased 6% in the fourth quarter of 2003 compared with the previous quarter. The reduction was largely due to two factors. First, the decrease in the US dollar – Swiss franc exchange rate impacted Credit Suisse First Boston’s ERC in Swiss franc terms (6% lower versus a 2% increase in US dollar terms). Second, Winterthur’s ERC decreased 11% in the fourth quarter of 2003, mainly due to lower interest rate and foreign exchange rate risks, as well as lower real estate exposures.

At the end of the fourth quarter of 2003, 52% of the Group’s position risk ERC was with Credit Suisse First Boston, 44% was with Credit Suisse Financial Services (of which 28% was with the insurance units and 16% with the banking units) and 4% was with the Corporate Center.

Trading risks
The table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and 99% confidence level. Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and – to a lesser extent – the trading activities of the banking segments of Credit Suisse Financial Services.

Credit Suisse First Boston’s average 1-day, 99% VaR in the fourth quarter of 2003 was CHF 51.3 million, compared to CHF 69.3 million during the third quarter of 2003. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR decreased 24% during the fourth quarter (USD 39.9 million compared to USD 52.4 million during the third quarter), primarily due to reduced interest rate positions, a reduction in market volatility observed over the last two years (third quarter 2001 data falling out of the rolling two-year data set used to compute VaR) and the introduction of a refined methodology for mortgages during the third quarter of 2003 (a portion of the third quarter VaR figures were calculated on the basis of the old methodology, which resulted in higher VaR figures). Favorable market conditions at the end of the fourth quarter of 2003 resulted in the period-end VaR being observed at the higher end of the quarterly range. As shown on the backtesting chart, which shows actual 1-day, 99% VaR versus backtesting profit and loss, Credit Suisse First Boston had no backtesting exceptions over the last 12 months (an accurate 1-day, 99% VaR model should have no more than 4 exceptions on an annual basis).

Credit Suisse Financial Services’ average 1-day, 99% VaR in the fourth quarter of 2003 was CHF 12.5 million compared to CHF 15.0 million during the previous quarter. The decrease mainly reflects the higher degree of portfolio diversification within the equity portfolio and across risk types following the transfer of the securities and treasury execution platform in Switzerland from Credit Suisse First Boston to Credit Suisse Financial Services during the third quarter of 2003.

Credit risk exposure
Credit Suisse Group’s total credit-related exposure was 6% lower at December 31, 2003, compared with September 30, 2003. Exposure at Credit Suisse Financial Services was largely unchanged, while exposure at Credit Suisse First Boston was 10% lower, partially due to a decline in the value of the US dollar.

Compared to September 30, 2003, non-performing and total impaired loans at Credit Suisse Group declined 22% and 18%, respectively, as of the end of the fourth quarter of 2003, with reductions reported in both business units. The significant reduction in non-performing loans at Credit Suisse First Boston was largely attributable to higher write-offs of older, highly reserved non-performing loans while the reduction in total impaired loans additionally reflects a reduction in potential problem loans. Non-performing loans declined 11% at Credit Suisse Financial Services, while total impaired loans declined 4%, as potential problem loans increased 13%, with much of the increase associated with one major counterparty in the corporate credit business in Switzerland. The decline in non-performing loans is more pronounced in comparison to December 31, 2002, as non-performing loans declined 46% at Credit Suisse Group, 65% at Credit Suisse First Boston and 33% at Credit Suisse Financial Services in 2003.

The net credit-related valuation allowances and provisions charged to the income statement for the fourth quarter of 2003 was CHF 192 million, an increase from the CHF 96 million recorded for the third quarter of 2003, but significantly below the CHF 1.4 billion recorded for the fourth quarter of 2002, particularly at Credit Suisse First Boston. Additions to the loan valuation allowance were largely attributable to the exposures to the above-mentioned counterparty in Switzerland and to Parmalat, with the total additions partially offset by a release of valuation allowances no longer required. Additionally, as further discussed in the Credit Suisse First Boston section, much of the Parmalat credit expense was offset by a gain from credit default swaps, which was included in net trading income. Presented on page 13 are the additions, releases, and recoveries included in calculating the net credit-related expense.

Coverage of non-performing loans by the valuation allowances was essentially unchanged at Credit Suisse Group, while coverage of total impaired loans declined slightly on a consolidated basis. Coverage of both non-performing loans and total impaired loans declined at Credit Suisse First Boston as a result of the increased write-offs, while coverage improved at Credit Suisse Financial Services. The quality of the credit exposure for Credit Suisse Group, as measured by counterparty rating, was slightly improved from the third quarter of 2003 as a result of the reduction in impaired loans.

Key position risk trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003 vs 3Q2003

Real Estate ERC &
Structured Asset ERC 1)	3,445	(14%)	(20%)	Lower exposures at Winterthur (revaluation of investments in Switzerland and sales) and CSFB (loans sold via securitization and lower risk in CDO portfolio)
Developed Market Fixed Income &
Foreign Exchange ERC	3,222	(11%)	3%	Lower interest rate and foreign exchange exposures at Winterthur
Equity Investment ERC	2,631	(10%)	(32%)	Lower positions in CHF terms at CSFB due to the impact of the lower USD plus lower exposure at Winterthur (sales and hedges)
International Lending ERC	2,662	(2%)	(31%)	Lower positions in CHF terms at CSFB due to the impact of the lower USD (2% increase in USD terms)
Swiss & Retail Lending ERC	1,831	(4%)	(13%)	Write-offs of old impaired exposures at Corporate & Retail Banking
Emerging Markets ERC	1,699	8%	(11%)	Higher CSFB exposures in South Africa and Brazil
Insurance Underwriting ERC 2)	650	1%	(31%)	No material change

Simple sum across risk categories	16,140	(7%)	(20%)

Diversification benefit	(5,405)	(10%)	(24%)

Total position risk ERC	10,735	(6%)	(18%)

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered as well. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2002, which is available on the website: www.credit-suisse.com. Note that comparatives have been restated for methodology changes in order to maintain consistency over time.

1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.
2) Excludes ERC for discontinued businesses.

Trading exposures (1-day, 99% VaR) 1)
	Credit Suisse		Credit Suisse
	Financial Services		First Boston		2)	Credit Suisse Group		3)

in CHF m	4Q2003	3Q2003	4Q2003	3Q2003		4Q2003	3Q2003

Total VaR
Period end	13.5	19.1	58.3	50.4		56.1	55.1
Average	12.5	15.0	51.3	69.3		52.5	56.3
Maximum	18.7	19.7	63.1	152.5		56.1	58.7
Minimum	10.1	11.3	38.5	35.1		45.5	55.1

in CHF m	31.12.03	30.09.03	31.12.03	30.09.03		31.12.03	30.09.03

VaR by risk type
Interest rate	4.7	7.0	58.2	43.7		58.9	47.9
Foreign exchange	2.0	2.2	15.9	18.3		16.8	18.6
Equity	12.7	15.5	23.6	28.1		24.9	27.2
Commodity	0.5	0.5	0.9	1.5		0.8	1.3

Subtotal	19.9	25.2	98.6	91.6		101.4	95.0

Diversification benefit	(6.4)	(6.1)	(40.3)	(41.2)		(45.3)	(39.9)

Total	13.5	19.1	58.3	50.4		56.1	55.1

1) Represents 10-day VaR scaled to a 1-day holding period.
2) The CSFB VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the CSFB VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum daily VaR estimates in CHF are calculated using the respective month end closing rates; the period end VaR and the risk type breakdown at period end are calculated using the CSG closing rate at quarter end.
3) As Credit Suisse Group does not manage its trading portfolios on a consolidated level, consolidated VaR calculations are performed on a monthly basis only. The average, maximum and minimum values therefore are based on the three month-ends during the quarter. The consolidated VaR calculations for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services.

Total credit risk exposure 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Due from banks 2)	39,287	42,512	33,306	53,588	66,785	43,462	47,185	58,511	39,469
Due from customers and mortgages 2)	139,425	138,060	132,353	50,171	70,175	82,395	188,259	206,794	213,206

Total due from banks and customers, gross 2)	178,712	180,572	165,659	103,759	136,960	125,857	235,444	265,305	252,675

Contingent liabilities	12,081	11,743	12,349	33,468	38,147	27,862	40,836	40,981	39,104
Irrevocable commitments 3)	3,900	3,341	2,263	68,552	77,676	81,884	72,759	81,370	85,333

Total banking products	194,693	195,656	180,271	205,779	252,783	235,603	349,039	387,656	377,112

Loans held for sale 4)	0	0	–	15,390	17,028	–	15,390	17,028	–

Derivative instruments 5)	4,571	4,401	5,018	52,140	54,283	51,600	55,826	56,877	54,757
Securities lending – banks 6)	1,652	0	0	58,154	0	0	58,390	0	0
Securities lending – customers 6)	5,772	0	0	25,105	1,782	64	30,878	1,782	64
Reverse repurchase agreements – banks 6)	3,336	5,232	6,283	85,041	168,498	154,531	87,269	169,427	156,397
Reverse repurchase agreements – customers 6)	1,596	7,745	14,528	37,147	41,094	56,987	38,676	48,767	71,384
Forward reverse repurchase agreements	0	0	0	12,537	10,115	7,617	12,537	10,115	7,617

Total traded products	16,927	17,378	25,829	270,124	275,772	270,799	283,576	286,968	290,219

Total credit risk exposure, gross	211,620	213,034	206,100	491,293	545,583	506,402	648,005	691,652	667,331

Loan valuation allowances and provisions	(3,159)	(3,098)	(4,092)	(1,494)	(2,831)	(3,817)	(4,655)	(5,932)	(7,911)

Total credit risk exposure, net	208,461	209,936	202,008	489,799	542,752	502,585	643,350	685,720	659,420

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) Excluding loans held for sale, securities lending and reverse repurchase transactions.
3) Excluding forward reverse repurchase agreements.
4) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.
5) Positive replacement values considering netting agreements.
6) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.

Total loan portfolio exposure and allowances and provisions for credit risk 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Non-performing loans	1,917	2,291	3,004	996	1,679	3,351	2,913	3,970	6,355
Non-interest earning loans	1,517	1,577	2,108	246	437	217	1,763	2,015	2,325

Total non-performing loans	3,434	3,868	5,112	1,242	2,116	3,568	4,676	5,985	8,680

Restructured loans	24	22	52	256	327	229	280	349	281
Potential problem loans	1,641	1,448	1,723	361	730	1,685	2,001	2,178	3,408

Total other impaired loans	1,665	1,470	1,775	617	1,057	1,914	2,281	2,527	3,689

Total impaired loans	5,099	5,338	6,887	1,859	3,173	5,482	6,957	8,512	12,369

Total due from banks and customers, gross	178,712	180,572	165,659	103,759	136,960	125,857	235,444	265,305	252,675

Valuation allowance	3,123	3,061	4,053	1,391	2,727	3,647	4,516	5,790	7,703
of which on principal	2,556	2,454	3,201	1,184	2,466	3,416	3,742	4,921	6,617
of which on interest	567	607	852	207	261	231	774	869	1,086

Total due from banks and customers, net	175,589	177,511	161,606	102,368	134,233	122,210	230,928	259,515	244,972

Provisions for contingent liabilities and irrevocable commitments	36	37	39	103	104	170	139	142	208

Total valuation allowances and provisions	3,159	3,098	4,092	1,494	2,831	3,817	4,655	5,932	7,911

Ratios
Valuation allowances as % of total non-performing loans	90.9%	79.1%	79.3%	112.0%	128.9%	102.2%	96.6%	96.7%	88.7%
Valuation allowances as % of total impaired loans	61.2%	57.3%	58.9%	74.8%	85.9%	66.5%	64.9%	68.0%	62.3%

Roll forward of loan valuation allowance 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

At beginning of period	3,061	3,446	4,001	2,727	2,928	3,376	5,790	6,373	7,377

Additions	426	213	475	371	141	825	805	353	1,323
Releases	(202)	(133)	(106)	(407)	(105)	(44)	(613)	(238)	(151)

Net additions charged to income statement	224	80	369	(36)	36	781	192	115	1,172

Gross write-offs	(194)	(438)	(313)	(1,207)	(239)	(334)	(1,400)	(676)	(647)
Recoveries	8	8	10	1	12	21	9	21	31

Net write-offs	(186)	(430)	(303)	(1,206)	(227)	(313)	(1,391)	(655)	(616)

Balances acquired/(sold)	2	0	0	(5)	0	0	(3)	0	0
Provisions for interest	5	1	17	53	31	9	58	31	26
Foreign currency translation impact and other	17	(36)	(31)	(142)	(41)	(206)	(130)	(74)	(256)

At end of period	3,123	3,061	4,053	1,391	2,727	3,647	4,516	5,790	7,703

Net credit-related valuation allowances and provisions 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Net additions to loan valuation allowances	224	80	369	(36)	36	781	192	115	1,172
Net additions to provisions for contingent liabilities and irrevocable commitments 2)	(4)	6	24	6	(26)	221	0	(19)	244

Total net credit-related valuation allowances and provisions charged to income statement	220	86	393	(30)	10	1,002	192	96	1,416

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) For 2003, net additions for valuation allowances against debt securities are no longer included in net additions to provisions for contingent liabilities and irrevocable commitments.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services reported a net profit of CHF 977 million in the fourth quarter of 2003. For the full year 2003, Credit Suisse Financial Services recorded a net profit of CHF 4.3 billion. The lower results in the banking segments in the fourth quarter of 2003 versus the previous quarter were more than offset by a strong performance in the insurance segments. Assets under management stood at CHF 720.4 billion at the end of the fourth quarter of 2003, up 6.3% versus the end of the previous year. The Private Banking segment recorded net new assets of CHF 4.2 billion for the fourth quarter and CHF 17.9 billion for the full year 2003.

In the fourth quarter of 2003, Credit Suisse Financial Services reported a net profit of CHF 977 million, compared to CHF 1.8 billion in the previous quarter, which included divestiture gains of CHF 1.3 billion net of related provisions, and compared to CHF 620 million in the fourth quarter of 2002. Following a net loss of CHF 271 million for 2002, Credit Suisse Financial Services returned to sound profitability in 2003 and recorded a net profit of CHF 4.3 billion for the full year. This strong recovery was due primarily to significant cost reductions of CHF 1.1 billion as well as a marked improvement in investment income in both insurance segments.

Assets under management were up by 0.9% to CHF 720.4 billion in the fourth quarter of 2003 and rose 6.3% versus year-end 2002, due mainly to stronger equity markets, partially offset by the weaker US dollar. Assets under management increased despite the reduction of CHF 14.1 billion due to divestitures at Winterthur . Furthermore, the business unit recorded a net new asset inflow of CHF 1.9 billion in the fourth quarter and of CHF 16.5 billion for the full year 2003. The Private Banking segment recorded net new assets of CHF 4.2 billion in the fourth quarter and of CHF 17.9 billion for the full year 2003.

As noted on page 5, the results of the Credit Suisse Financial Services business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating results and the reasons why management believes they provide useful information for investors, please refer to the “Reconciliation of operating results to Swiss GAAP” on pages 35 – 39.

Private Banking
In the fourth quarter of 2003, Private Banking reported a segment profit of CHF 508 million, down 2% versus the previous quarter but up 62% versus the corresponding period of 2002. The results for the fourth quarter of 2003 include extraordinary income of CHF 106 million from the disposal of a minority investment, with an after-tax impact of CHF 81 million on segment profit. For the full year 2003, Private Banking recorded a segment profit of CHF 1.9 billion, up CHF 218 million, or 13%, versus 2002.

Operating income in the fourth quarter of 2003 decreased 9% to CHF 1.4 billion compared to the previous quarter, due primarily to lower commission income, impacted by the weaker US dollar, as well as fewer trading days and lower transaction volumes. These effects were only partially offset by income related to the increased asset base. For 2003, operating income was CHF 5.9 billion, down 2% versus 2002. This decrease was also mainly attributable to lower commission income primarily as a result of a lower average asset base in 2003, which was partially offset by higher trading income.

Operating expenses in the fourth quarter of 2003 amounted to CHF 822 million, almost unchanged compared to the previous quarter, with significantly lower personnel expenses in line with lower incentive-related compensation. The increase in other operating expenses in the fourth quarter was partially related to IT project costs and marketing activities. Additionally, operating expenses and depreciation rose as a result of costs related to the realignment of the European activities, with an after-tax impact of CHF 46 million on segment profit. For the full year 2003, operating expenses decreased to CHF 3.3 billion, down 8% from CHF 3.6 billion in 2002.

The cost/income ratio increased 7.1 percentage points to 62.2% in the fourth quarter of 2003 versus the previous quarter but was down 3.3 percentage points for the full year 2003, to 59.8%.

Private Banking recorded a gross margin of 111.5 bp in the fourth quarter of 2003, down 13.3 bp quarter-on-quarter due mainly to lower commission income. Year-on-year, the gross margin was almost stable, at 121.3 bp.

Net new assets of CHF 4.2 billion were recorded in the fourth quarter, versus a strong CHF 8.4 billion inflow in the third quarter of 2003. For the full year 2003, Private Banking’s net new assets totaled CHF 17.9 billion. Assets under management stood at CHF 511.7 billion at the end of 2003, up CHF 6.6 billion, or 1.3%, versus the end of the third quarter of 2003 and up CHF 46.0 billion, or 9.9%, versus year-end 2002.

Corporate & Retail Banking
Corporate & Retail Banking reported a segment profit of CHF 120 million for the fourth quarter of 2003, representing a decrease of 29% versus the previous quarter and an increase of 140% versus the fourth quarter of 2002. The segment profit for the full year 2003 amounted to CHF 565 million, representing an increase of CHF 151 million, or 36%, compared to 2002.

Operating income amounted to CHF 785 million in the fourth quarter of 2003, practically unchanged compared to the previous quarter and up 7% compared to the corresponding period of 2002. The positive trend in commission and service fee income as well as in trading income was offset by a decrease in net interest income and other ordinary income. For the full year 2003, operating income also remained virtually unchanged compared to the previous year. The net interest margin was 210 bp in the fourth quarter of 2003, down 5 bp versus the previous quarter, and stood at 212 bp for the full year 2003, nearly unchanged compared to 2002.

Operating expenses amounted to CHF 516 million in the fourth quarter of 2003, up 7% versus the previous quarter, but down 9% versus the fourth quarter of 2002. While personnel expenses remained practically unchanged quarter-on-quarter, other operating expenses increased CHF 32 million, or 18%, to CHF 213 million in the fourth quarter, related mainly to IT project costs and marketing activities. A comparison of 2003 versus 2002 demonstrates a notable reduction in costs at Corporate & Retail Banking, operating expenses declined 9% to CHF 2.0 billion year-on-year. The cost/income ratio increased 5.4 percentage points to 69.8% in the fourth quarter of 2003 versus the previous quarter but decreased 11.3 percentage points compared to the fourth quarter of 2002. For the full year 2003, the cost/income ratio was down 5.9 percentage points to 67.2%.

Valuation adjustments, provisions and losses based on statistical valuation adjustments increased CHF 27 million in the fourth quarter of 2003 compared to the previous quarter, due partly to an increased provision for consumer loans related to the new consumer lending law in Switzerland. The actual net credit-related valuation allowances and provisions amounted to CHF 226 million for the fourth quarter of 2003, CHF 139 million above the statistical credit-related valuation adjustments. This deviation was due to one major default in the corporate credit business in Switzerland in the fourth quarter of 2003, which was partially offset by a release of valuation allowances in the recovery portfolio no longer required. For the full year 2003, the actual net credit-related valuation allowances and provisions amounted to CHF 398 million, CHF 119 million above the statistical credit-related valuation adjustments. In the fourth quarter of 2003, impaired loans were reduced by a further CHF 189 million versus the end of the third quarter of 2003 and were down CHF 1.7 billion versus year-end 2002.

The return on average allocated capital decreased 3.9 percentage points in the fourth quarter of 2003 to 9.7% compared to the third quarter of 2003, but increased 5.6 percentage points compared to the fourth quarter of 2002. For the full year 2003, the return on average allocated capital improved by 3.4 percentage points to 11.6%.

Corporate & Retail Banking recorded a net asset outflow of CHF 0.3 billion in the fourth quarter of 2003 and a net asset outflow of CHF 1.4 billion for the full year 2003. This was attributable to shifts from the time deposit accounts of corporate clients to transaction accounts that do not qualify as assets under management. Assets under management stood at CHF 70.0 billion as of year-end 2003, up CHF 0.6 billion versus the end of the third quarter of 2003 and down CHF 0.3 billion versus year-end 2002.

Corporate & Retail Banking together with Private Banking, continued to achieve strong growth in the private mortgage business, with a net increase in volume of CHF 6.0 billion in 2003.

Life & Pensions
Life & Pensions reported a segment profit of CHF 723 million for the full year 2003, compared to a segment loss of CHF 1.4 billion in 2002. The strong year-on-year recovery was driven primarily by a significant improvement in investment performance, as well as a substantial reduction in administration costs. In addition, the segment profit for 2003 includes an after-tax gain of CHF 57 million from the divestiture of Winterthur Italy. For the fourth quarter of 2003, Life & Pensions recorded a segment profit of CHF 369 million, up from a segment profit of CHF 126 million in the third quarter of 2003. The improvement in the segment result quarter-on-quarter is mainly attributable to higher investment income, primarily reflecting favorable market conditions.

Life & Pensions reported a decrease in gross premiums written of 9%, or CHF 1.7 billion, to CHF 17.3 billion in 2003, compared to the previous year. Adjusted for divestitures and exchange rate impacts, premium volumes decreased 3% in 2003. The decline in reported premium volumes was due to profit-oriented underwriting reflecting market conditions. Included in the gross premiums written for 2003 are premiums of CHF 701 million from Winterthur Italy, which was divested in the third quarter of 2003. No net new assets were recorded in 2003, compared to CHF 3.4 billion in 2002, reflecting lower premium volumes and higher surrenders.

In 2003, total operating expenses, comprising acquisition and administration costs, decreased 9% versus the previous year despite higher amortization and write-downs of deferred acquisition costs (DAC) and present value of future profits (PVFP) due to lowered expectations for long-term investment returns. Administration costs decreased 24% in 2003, from CHF 1.5 billion to CHF 1.1 billion, compared to the previous year, mainly due to ongoing efficiency measures. The expense ratio for 2003 remained almost unchanged from 2002 at 11.4%.

Net investment income improved by CHF 3.9 billion to CHF 5.4 billion in 2003 compared to the previous year, due primarily to significantly reduced losses on equity investments. In 2003, the total return on invested assets was 5.2%, compared to 1.4% in 2002. Current income was 4.1%, whereas realized gains/losses and other income/expenses were 1.1%.

Life & Pensions reported a tax credit in the fourth quarter of 2003, resulting from changes in German tax law, which, after the related increase in dividends to policyholders incurred, had a positive net impact on segment profit of CHF 53 million.

The Life & Pensions segment remains exposed to the volatility of the financial markets due to the nature of its business. The implementation of the new employee benefit model, as well as the Swiss government’s further reduction of the guaranteed rate of return for the employee benefit business to 2.25%, effective January 1, 2004, is expected to partially mitigate the impact of the volatility.

Insurance
Insurance recorded a segment profit of CHF 1.3 billion for the full year 2003, compared to a segment loss of CHF 992 million in the previous year. The 2003 segment profit reflects a significant improvement in investment performance, as well as the positive development of its underwriting result before dividends to policyholders incurred and lower administration costs. The full year segment result also included after-tax gains recorded in the third quarter of 2003 from the divestitures of Insurance’s US subsidiary Republic Financial Services, Churchill Insurance Group in the UK and Winterthur Italy of CHF 1.3 billion net of related provisions and certain provisions of CHF 383 million for Winterthur’s current and former international business portfolio. For the fourth quarter of 2003, Insurance reported a segment profit of CHF 153 million, versus a segment profit of CHF 991 million in the third quarter of 2003.

In 2003, Insurance’s net premiums earned decreased by CHF 1.1 billion, or 7%, to CHF 14.6 billion compared to the previous year. Adjusted for divestitures and exchange rate impacts, net premiums earned increased 6%, primarily due to tariff increases across all major markets. Net premiums earned in 2003 included premium income of CHF 4.5 billion from the aforementioned divestitures.

In 2003, Insurance improved its underwriting result before dividends to policyholders incurred by CHF 392 million compared to the previous year. The combined ratio improved by 2.4 percentage points to 101.0% in 2003 and stood at 98.3% in the fourth quarter of 2003. The year-on-year decrease was mainly due to a decline in the claims ratio of 1.7 percentage points to 73.1%, mainly reflecting improved pricing, continued selective underwriting and more efficient claims management. In addition, a lower level of losses resulting from natural catastrophes was reported in 2003.

Administration costs decreased 17%, to CHF 1.6 billion in 2003, reflecting progress in efficiency measures. The expense ratio improved 1.4 percentage points to 25.7% in the fourth quarter of 2003 versus the previous quarter. For the full year 2003, the expense ratio improved to 27.9%, down 0.7 percentage points compared to the previous year.

Insurance reported net investment income of CHF 1.2 billion in 2003, compared to a net investment loss of CHF 10 million in 2002, due primarily to a significant decrease in losses on equity investments. In 2003, the total return on invested assets was 3.8%, compared to –0.1% in 2002. Current income was 3.9%, whereas realized gains/losses and other income/expenses were –0.1%.

Insurance reported a tax credit in the fourth quarter of 2003 resulting from changes in German tax law, which, after the related increase in dividends to policyholders incurred, had a positive net impact on segment profit of CHF 18 million.

Credit Suisse Financial Services business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income 2)	2,801	4,548	3,566	(38)	(21)	14,395	12,152	18

Personnel expenses	1,202	1,385	1,444	(13)	(17)	5,434	5,944	(9)
Other operating expenses	775	732	934	6	(17)	3,067	3,625	(15)

Operating expenses	1,977	2,117	2,378	(7)	(17)	8,501	9,569	(11)

Gross operating profit	824	2,431	1,188	(66)	(31)	5,894	2,583	128

Depreciation of non-current assets	169	177	257	(5)	(34)	672	739	(9)
Amortization of Present Value of Future Profits (PVFP)	108	102	62	6	74	300	267	12
Valuation adjustments, provisions and losses	113	90	105	26	8	374	390	(4)

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	434	2,062	764	(79)	(43)	4,548	1,187	283

Extraordinary income/(expenses), net	109	3	24	–	354	127	48	165
Taxes 3) 4)	607	(260)	(325)	–	–	(135)	(1,517)	(91)

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	1,150	1,805	463	(36)	148	4,540	(282)	–

Amortization of acquired intangible assets and goodwill	(25)	(25)	(37)	0	(32)	(102)	(139)	(27)
Exceptional items	0	0	(73)	–	(100)	0	(192)	(100)
Cumulative effect of change in accounting principle	1	0	266	–	(100)	1	266	(100)
Tax impact	0	1	14	(100)	(100)	2	16	(88)

Business unit result before minority interests	1,126	1,781	633	(37)	78	4,441	(331)	–

Minority interests	(59)	8	51	–	–	(69)	151	–

Business unit result 5)	1,067	1,789	684	(40)	56	4,372	(180)	–

Increased/(decreased) credit-related valuation adjustments, net of tax 6)	90	11	64	–	41	62	91	(32)

Net profit/(loss)	977	1,778	620	(45)	58	4,310	(271)	–

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results of Credit Suisse Financial Services was not considered material.
2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –642 m.
4) Excluding tax impact on amortization of acquired intangible assets and goodwill as well as exceptional items.
5) Represents net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Increased/(decreased) credit-related valuation adjustments before tax of CHF 119 m, CHF 14 m, CHF 85 m, CHF 82 m and CHF 120 m for 4Q2003, 3Q2003, 4Q2002, 12 months 2003 and 12 months 2002, respectively.

Reconciliation to net operating profit/(loss)
				Change	Change				Change
				in % from	in % from				in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002		2002

Business unit result	1,067	1,789	684	(40)	56	4,372	(180)		–
Amortization of acquired intangible assets and goodwill, net of tax	25	24	36	4	(31)	100	116	1)	(14)
Exceptional items, net of tax	0	0	60	–	(100)	0	179		(100)
Cumulative effect of change in accounting principle, net of tax	(1)	0	(266)	–	(100)	(1)	(266)		(100)

Net operating profit/(loss)	1,091	1,813	514	(40)	112	4,471	(151)		–

1) Excluding a CHF 20 m write-off relating to a participation.

Credit Suisse Financial Services business unit key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	79.7%	70.7%		74.8%	71.1%	87.2%
Cost/income ratio – operating 2) 3)	76.6%	50.4%		73.9%	63.7%	84.8%
Cost/income ratio – operating, banking 2)	64.9%	58.2%		73.1%	62.4%	66.5%

Return on average allocated capital 1)	27.5%	48.1%	4)	17.7%	31.1%	(3.4%)
Return on average allocated capital – operating 2)	30.6%	49.0%	4)	14.4%	32.3%	(2.4%)
Average allocated capital in CHF m	15,056	14,720	4)	12,874	14,059	12,519

Growth in assets under management	0.9%	0.5%		(1.3%)	6.3%	(9.5%)
of which net new assets	0.3%	1.3%		(0.1%)	2.4%	2.5%
of which market movement and structural effects	0.6%	1.1%		(1.3%)	6.0%	(11.8%)
of which acquisitions/(divestitures)	–	(1.9%)		0.1%	(2.1%)	(0.2%)
of which discretionary	0.4%	(1.3%)		(0.7%)	1.3%	(2.0%)

				31.12.03	30.09.03	31.12.02

Assets under management in CHF bn				720.4	713.9	677.5

Number of employees (full-time equivalents)				41,195	41,834	54,378

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.
3) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.
4) Restated.

Overview of business unit Credit Suisse Financial Services – operating 1)
					Credit
		Corporate			Suisse
	Private	& Retail	Life &		Financial
4Q2003, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income 2)	1,432	785	140	444	2,801

Personnel expenses	512	303	167	220	1,202
Other operating expenses	310	213	125	127	775

Operating expenses	822	516	292	347	1,977

Gross operating profit	610	269	(152)	97	824

Depreciation of non-current assets	68	32	35	34	169
Amortization of Present Value of Future Profits (PVFP)	–	–	106	2	108
Valuation adjustments, provisions and losses	21	92	–	–	113

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	521	145	(293)	61	434

Extraordinary income/(expenses), net	108	1	0	0	109
Taxes 3)	(121)	(26)	662	92	607

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests	508	120	369	153	1,150

Amortization of acquired intangible assets and goodwill					(25)
Cumulative effect of change in accounting principle					1
Tax impact					0

Business unit result before minority interests					1,126

Minority interests					(59)

Business unit result 4)					1,067

Other data:
Average allocated capital 5)	3,093	4,965	6,998		15,056

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. The impact on the results of Credit Suisse Financial Services was not considered material.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Excluding tax impact on amortization of acquired intangible assets and goodwill.
4) Represents net profit excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
5) Amount relating to Life & Pensions and Insurance segments represents the average shareholders' equity of “Winterthur” Swiss Insurance Company.

Private Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	326	334	335	(2)	(3)	1,351	1,374	(2)
Net commission and service fee income	915	1,038	918	(12)	(0)	3,847	4,121	(7)
Net trading income	167	188	99	(11)	69	670	515	30
Other ordinary income	24	11	14	118	71	53	61	(13)

Operating income	1,432	1,571	1,366	(9)	5	5,921	6,071	(2)

Personnel expenses	512	560	531	(9)	(4)	2,193	2,261	(3)
Other operating expenses	310	259	351	20	(12)	1,130	1,332	(15)

Operating expenses	822	819	882	0	(7)	3,323	3,593	(8)

Gross operating profit	610	752	484	(19)	26	2,598	2,478	5

Depreciation of non-current assets	68	47	58	45	17	218	240	(9)
Valuation adjustments, provisions and losses 2)	21	25	27	(16)	(22)	69	78	(12)

Net operating profit before extraordinary and excep- tional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	521	680	399	(23)	31	2,311	2,160	7

Extraordinary income/(expenses), net	108	3	23	–	370	125	44	184
Taxes 3)	(121)	(164)	(108)	(26)	12	(522)	(508)	3

Net operating profit before exceptional items, acquisition- related costs, cumulative effect of change in accounting principle and minority interests (segment result)	508	519	314	(2)	62	1,914	1,696	13

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(20)	(10)	(9)	100	122	(37)	1	–

1) Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –110 m.

Private Banking balance sheet information
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	178,533	183,698	171,126	(3)	4

Due from customers	32,779	32,548	36,164	1	(9)
Mortgages	26,318	25,695	22,935	2	15

Private Banking key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	62.2%	55.1%		68.8%	59.8%	63.1%

Average allocated capital in CHF m	3,093	3,116	2)	2,515	2,931	2,507

Pre-tax margin 1)	43.9%	43.5%		30.9%	41.1%	36.3%

Fee income/operating income	63.9%	66.1%		67.2%	65.0%	67.9%

Net new assets in CHF bn	4.2	8.4		0.9	17.9	19.1

Growth in assets under management	1.3%	2.3%		(1.3%)	9.9%	(10.5%)
of which net new assets	0.8%	1.7%		0.2%	3.8%	3.7%
of which market movement and structural effects	0.5%	0.6%		(1.6%)	6.0%	(14.2%)
of which acquisitions/(divestitures)	–	–		0.1%	–	0.1%

Gross margin 3)	111.5 bp	124.8 bp		114.6 bp	121.3 bp	121.5 bp
of which asset-driven	74.4 bp	78.6 bp		81.1 bp	78.7 bp	81.8 bp
of which transaction-driven	32.7 bp	42.2 bp		28.6 bp	38.4 bp	35.0 bp
of which other	4.4 bp	4.0 bp		4.9 bp	4.2 bp	4.7 bp
Net margin 4)	39.6 bp	41.2 bp		26.4 bp	39.2 bp	34.0 bp

				31.12.03	30.09.03	31.12.02

Assets under management in CHF bn				511.7	505.1	465.7

Number of employees (full-time equivalents)				11,850	12,032	12,967

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
2) Restated.
3) Operating income/average assets under management.
4) Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)/average assets under management.

Corporate & Retail Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	514	530	527	(3)	(2)	2,070	2,142	(3)
Net commission and service fee income	176	165	146	7	21	661	693	(5)
Net trading income	81	73	61	11	33	305	273	12
Other ordinary income	14	21	1	(33)	–	95	39	144

Operating income	785	789	735	(1)	7	3,131	3,147	(1)

Personnel expenses	303	302	307	0	(1)	1,242	1,250	(1)
Other operating expenses	213	181	259	18	(18)	755	943	(20)

Operating expenses	516	483	566	7	(9)	1,997	2,193	(9)

Gross operating profit	269	306	169	(12)	59	1,134	954	19

Depreciation of non-current assets	32	25	30	28	7	106	108	(2)
Valuation adjustments, provisions and losses 2)	92	65	78	42	18	305	312	(2)

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	145	216	61	(33)	138	723	534	35

Extraordinary income/(expenses), net	1	0	1	–	0	2	4	(50)
Taxes 3)	(26)	(47)	(12)	(45)	117	(160)	(124)	29

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	120	169	50	(29)	140	565	414	36

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	139	24	94	479	48	119	119	0

1) Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 4Q2002.

Corporate & Retail Banking balance sheet information
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	96,252	96,425	94,757	0	2

Due from customers	24,396	25,318	28,048	(4)	(13)
Mortgages	59,688	59,467	57,165	0	4

Due to customers in savings and investment deposits	28,590	28,080	27,081	2	6
Due to customers, other	28,034	28,728	27,611	(2)	2

Corporate & Retail Banking key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	69.8%	64.4%		81.1%	67.2%	73.1%

Return on average allocated capital 1)	9.7%	13.6%	2)	4.1%	11.6%	8.2%
Average allocated capital in CHF m	4,965	4,954	2)	4,877	4,880	5,036

Pre-tax margin 1)	18.6%	27.4%		8.4%	23.2%	17.1%

Personnel expenses/operating income	38.6%	38.3%		41.8%	39.7%	39.7%

Net interest margin	210 bp	215 bp		217 bp	212 bp	215 bp

Loan growth	(0.8%)	(0.9%)		(1.6%)	(1.3%)	(1.0%)

Net new assets in CHF bn	(0.3)	1.8		(0.2)	(1.4)	(3.6)

				31.12.03	30.09.03	31.12.02

Deposit/loan ratio				67.3%	67.0%	64.2%

Assets under management in CHF bn				70.0	69.4	70.3

Number of employees (full-time equivalents)				8,479	8,690	9,281

Number of branches				214	220	223

1) Based on the segment results, which exclude certain acquisition-related costs and cumulative effect of change in accounting principle not allocated to the segment.
2) Restated.

Life & Pensions income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Gross premiums written	3,996	3,312	4,218	21	(5)	17,273	19,019	(9)
Reinsurance ceded	(18)	(33)	(14)	(45)	29	(87)	(40)	118

Net premiums written	3,978	3,279	4,204	21	(5)	17,186	18,979	(9)

Change in provision for unearned premiums	7	2	29	250	(76)	(1)	(4)	(75)

Net premiums earned	3,985	3,281	4,233	21	(6)	17,185	18,975	(9)

Death and other benefits incurred	(5,482)	(3,791)	(5,373)	45	2	(16,243)	(14,692)	11
Change in provision for future policyholder benefits (technical)	1,240	243	1,116	410	11	(2,486)	(5,750)	(57)
Change in provision for future policyholder benefits (separate account) 2)	(578)	(435)	80	33	–	(1,718)	1,730	–
Dividends to policyholders incurred	(843)	(169)	738	399	–	(1,238)	1,758	–
Policy acquisition costs (including change in DAC/PVFP)	(309)	(305)	(160)	1	93	(854)	(716)	19
Administration costs	(257)	(263)	(409)	(2)	(37)	(1,119)	(1,463)	(24)
Investment income general account	1,530	1,304	333	17	359	5,351	1,438	272
Investment income separate account 2)	578	435	(80)	33	–	1,718	(1,730)	–
Interest received and paid	(56)	(28)	(39)	100	44	(117)	(92)	27
Interest on bonuses credited to policyholders	(37)	(32)	(41)	16	(10)	(155)	(146)	6
Other income/(expenses), net	(64)	(90)	(24)	(29)	167	(142)	74	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	(293)	150	374	–	–	182	(614)	–

Taxes 3)	662	(24)	(281)	–	–	541	(786)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	369	126	93	193	297	723	(1,400)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –540 m.

Life & Pensions key information
				12 months

	4Q2003	3Q2003	4Q2002	2003	2002

Expense ratio 1)	14.2%	17.1%	13.5%	11.4%	11.5%

Growth in gross premiums written	(5.3%)	(27.1%)	(13.9%)	(9.2%)	9.2%

Return on invested assets (excluding separate account business)
Current income	4.4%	4.0%	3.6%	4.1%	3.9%
Realized gains/losses and other income/expenses	1.6%	1.0%	(2.5%)	1.1%	(2.5%)
Total return on invested assets 2)	6.0%	5.0%	1.2%	5.2%	1.4%

Net new assets in CHF bn 3)	(2.0)	(0.7)	(1.3)	0.0	3.4

Total sales in CHF m 4)	5,035	3,883	5,283	20,454	22,790

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn 5)			112.9	112.3	110.8

Technical provisions in CHF m			107,495	107,437	105,939

Number of employees (full-time equivalents)			7,193	7,392	7,815

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written.
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Gross premiums written	1,955	3,385	3,846	(42)	(49)	16,212	18,391	(12)
Reinsurance ceded	(40)	(236)	(299)	(83)	(87)	(939)	(1,150)	(18)

Net premiums written	1,915	3,149	3,547	(39)	(46)	15,273	17,241	(11)

Change in provision for unearned premiums and in provision for future policy benefits (health)	779	663	485	17	61	(703)	(1,538)	(54)

Net premiums earned	2,694	3,812	4,032	(29)	(33)	14,570	15,703	(7)

Claims and annuities incurred, net	(1,957)	(2,918)	(3,034)	(33)	(35)	(10,646)	(11,749)	(9)
Dividends to policyholders incurred, net	(202)	(95)	109	113	–	(419)	106	–
Policy acquisition costs (including change in DAC/PVFP)	(415)	(582)	(647)	(29)	(36)	(2,433)	(2,529)	(4)
Administration costs	(278)	(450)	(481)	(38)	(42)	(1,633)	(1,959)	(17)

Underwriting result, net	(158)	(233)	(21)	(32)	–	(561)	(428)	31

Net investment income	288	348	59	(17)	388	1,240	(10)	–
Interest received and paid	(54)	(28)	(39)	93	38	(156)	(106)	47
Other income/(expenses), net	(15)	929	(69)	–	(78)	809	(349)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	61	1,016	(70)	(94)	–	1,332	(893)	–

Taxes 2)	92	(25)	76	–	21	6	(99)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	153	991	6	(85)	–	1,338	(992)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 20 m.

Insurance key information
				12 months

	4Q2003	3Q2003	4Q2002	2003	2002

Combined ratio (excluding dividends to policyholders)	98.3%	103.6%	103.2%	101.0%	103.4%

Claims ratio 1)	72.6%	76.5%	75.2%	73.1%	74.8%

Expense ratio 2)	25.7%	27.1%	28.0%	27.9%	28.6%

Return on invested assets
Current income	3.9%	3.8%	3.9%	3.9%	4.2%
Realized gains/losses and other income/expenses	0.1%	0.1%	(3.4%)	(0.1%)	(4.3%)
Total return on invested assets 3)	3.9%	3.9%	0.5%	3.8%	(0.1%)

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn			25.8	27.1	30.7

Technical provisions in CHF m			22,112	22,764	28,745

Number of employees (full-time equivalents)			13,673	13,720	24,315

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston reported net profit of USD 220 million (CHF 290 million) for the fourth quarter of 2003 compared with USD 224 million (CHF 308 million) for the third quarter of 2003. Operating income was generally consistent with that of the previous quarter. For the full year 2003, net profit was USD 870 million (CHF 1.2 billion), up significantly from the USD 1.2 billion (CHF 1.8 billion) net loss for 2002. This return to profitability, despite reduced volumes and activity in several core markets, principally reflects improved operating margins resulting mainly from continued cost reductions and lower credit-related valuation allowances and other charges. Credit Suisse First Boston’s assets under management totaled USD 387.3 billion (CHF 478.6 billion) as of December 31, 2003, an increase of 6% from September 30, 2003.

Credit Suisse First Boston’s net operating profit for the fourth quarter of 2003, which is net profit excluding the amortization of goodwill and acquired intangible assets, the cumulative effect of changes in accounting principles and, for the fourth quarter of 2002 exceptional items, net of tax decreased 4% to USD 344 million (CHF 455 million) from USD 358 million (CHF 491 million) in the previous quarter but increased significantly compared to the USD 27 million (CHF 40 million) reported in the fourth quarter of 2002. Full year 2003 net operating profit increased USD 1.2 billion (CHF 1.6 billion) from 2002 to USD 1.4 billion (CHF 1.9 billion), reflecting higher operating margins, a favorable credit environment and cost containment efforts, offset in part by a 7% decline in operating income.

During the fourth quarter of 2003, Credit Suisse First Boston applied mandatory changes in Swiss GAAP – most significantly for the accounting for derivatives – retroactively as of January 1, 2003. The Swiss GAAP changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps are reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes impacted both fourth quarter and full year 2003 results as follows: net profit was reduced by USD 63 million (CHF 85 million), net operating profit was reduced by USD 201 million (CHF 271 million) and operating income was reduced by USD 147 million (CHF 199 million); valuation adjustments, provisions and losses increased by USD 146 million (CHF 197 million); and taxes were reduced by USD 6 million (CHF 7 million) as detailed in the table on page 27. These changes in accounting principles also resulted in a cumulative positive effect related to prior periods of USD 236 million (CHF 318 million), or USD 138 million (CHF 186 million) net of tax.

Excluding the impact of Swiss GAAP changes, fourth quarter 2003 net profit would have been USD 283 million (CHF 375 million), a significant improvement from the net loss in the fourth quarter of 2002, and net operating profit would have increased significantly to USD 545 million (CHF 726 million) from the fourth quarter of 2002. Net profit and net operating profit in the fourth quarter of 2003 would have increased 26% and 52%, respectively, from the third quarter of 2003.

Operating income was unchanged in the fourth quarter of 2003 at USD 2.4 billion (CHF 3.2 billion) compared with the third quarter of 2003. Excluding the impact of the Swiss GAAP changes in the fourth quarter of 2003 of USD 147 million (CHF 199 million), operating income would have been USD 2.6 billion (CHF 3.4 billion), an increase of 6%, primarily reflecting strong Investment Banking results in equity capital markets. Compared with the fourth quarter of 2002, operating income increased 4% in the fourth quarter of 2003, and 10% excluding the impact of the Swiss GAAP changes, reflecting improved market conditions for the Fixed Income and Equity divisions, partially offset by declines in the CSFB Financial Services segment, primarily related to the sale of Pershing completed in May 2003, and a reduction in realized gains on the sale of private equity investments. Compared with the full year 2002 and excluding the impact of Swiss GAAP changes, operating income for 2003 decreased 5% to USD 10.9 billion (CHF 14.8 billion) primarily as a result of the sale of Pershing.

Cost containment remained a key objective throughout the year as management continued to align the size of the business to market opportunities. Operating expenses of USD 2.0 billion (CHF 2.6 billion) in the fourth quarter of 2003 increased 9% compared with the third quarter of 2003, due primarily to increased business activity and higher incentive compensation costs. Compared with the fourth quarter of 2002, fourth quarter 2003 operating expenses increased 8%, reflecting higher incentive-based compensation costs partially offset by the impact of the sale of Pershing and reductions from ongoing cost control. Full year 2003 operating expenses declined USD 928 million (CHF 3.2 billion), or 10% (22% on a Swiss franc basis), compared with 2002, with the cost/income ratio improving primarily due to the sale of Pershing and other non-core businesses and continued attention to headcount, compensation and discretionary other operating expenses including professional fees, technology and occupancy.

As disclosed previously, Credit Suisse Group now expenses stock options and Credit Suisse First Boston has introduced a three-year vesting period for stock awards in line with its long-term service and retention strategy and industry practice. As a result of this change, Credit Suisse First Boston increased the amount of compensation deferred in the form of shares and replaced performance-based plans and option awards with share awards. In 2003, Credit Suisse First Boston deferred USD 873 million of compensation in the form of shares to future periods, compared to USD 869 million in value awarded in 2002 that was deferred or otherwise not expensed (in the case of options).

Compared with the third quarter of 2003, valuation adjustments, provisions and losses for the fourth quarter of 2003 decreased USD 42 million (CHF 63 million) to USD 38 million (CHF 48 million), with a release of credit provisions related to non-impaired loans and lower litigation provisions, partially offset by a provision of USD 146 million (CHF 197 million) related to Parmalat loan exposure. Due to the discontinuation of hedge accounting treatment as a result of changes in Swiss GAAP, an offsetting gain of USD 132 million (CHF 178 million) on credit default swaps hedging the Parmalat loan exposure was recorded in Fixed Income operating income. The pre-tax loss related to Parmalat, net of hedges, was USD 14 million (CHF 19 million). Non-performing loans decreased USD 595 million (CHF 874 million) from September 30, 2003, to USD 1.0 billion (CHF 1.2 billion) at December 31, 2003, driven by higher write-offs. Valuation adjustments, provisions and losses for the fourth quarter of 2003 declined by USD 619 million (CHF 945 million) compared with the fourth quarter of 2002, with substantially lower credit provisions on impaired and non-impaired loans. Valuation adjustments, provisions and losses decreased USD 1.4 billion (CHF 2.2 billion) between 2002 and 2003 due to a significantly more favorable credit environment.

The fourth quarter 2003 result included an impairment of USD 200 million (CHF 270 million), or USD 130 million (CHF 176 million) net of tax, of acquired intangible assets related to CSFB Financial Services’ high-net-worth asset management business, as well as net extraordinary income of USD 99 million (CHF 134 million), or USD 71 million (CHF 96 million) net of tax, from the sale of a 50% interest in a Japanese online broker and USD 24 million (CHF 32 million), or USD 17 million (CHF 23 million) net of tax, from the disposal of assets. While there were no exceptional items in 2003, Credit Suisse First Boston had fourth quarter 2002 pre-tax exceptional items of USD 890 million (CHF 1.4 billion), or USD 813 million (CHF 1.3 billion) net of tax, which consisted of a loss related to the sale of Pershing, a charge for the agreement in principle with US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, a provision for private litigation, and a charge related to a cost reduction program.

Credit Suisse First Boston’s full-year 2003 effective tax rate was 25%, which was lower than the expected full year effective tax rate of 28%, due to the positive effect of the geographic mix of taxable profits. This positive effect resulted in an effective tax rate of 15% in the fourth quarter of 2003.

As noted on page 5, the results of the Credit Suisse First Boston business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 35-39.

Institutional Securities
Institutional Securities reported a segment profit of USD 286 million (CHF 375 million) in the fourth quarter of 2003 compared with USD 348 million (CHF 480 million) in the third quarter of 2003 and USD 78 million (CHF 112 million) in the fourth quarter of 2002. The quarter-on-quarter decline was principally a result of higher personnel expenses versus the third quarter of 2003. For the full year 2003, Institutional Securities segment profit increased USD 1.0 billion (CHF 1.3 billion) to USD 1.4 billion (CHF 1.9 billion), primarily due to lower operating expenses, principally personnel expenses, and credit provisions. Fourth quarter and full year 2003 segment results include a negative net impact from changes in Swiss GAAP of USD 201 million (CHF 271 million).

Operating income of USD 2.1 billion (CHF 2.8 billion) in the fourth quarter of 2003 was flat compared with the third quarter of 2003 and increased 13% compared with the fourth quarter of 2002. Excluding the negative impact of USD 147 million (CHF 199 million) related to the Swiss GAAP changes, operating income for the fourth quarter of 2003 would have increased 6% compared with the third quarter of 2003, primarily reflecting improved Investment Banking results, and would have increased 21% compared with the fourth quarter of 2002 due to improvements in Fixed Income and lower writedowns related to the legacy portfolio offset in part by a significant fourth quarter 2002 private equity investment gain. The operating income of the Institutional Securities segment for 2003 was comparable to that of 2002. Strong results in high yield debt and structured products and improvements in the legacy portfolio were offset by the impact of difficult equity market conditions early in the year and a decline in the private equity results of the Investment Banking division.

Fourth quarter 2003 operating expenses increased 9% compared with the third quarter of 2003, largely due to increased incentive compensation. Operating expenses in the fourth quarter of 2003 increased 18% compared with the fourth quarter of 2002 as a result of higher compensation costs related to increased operating income, partially offset by lower other operating expenses. Full year 2003 operating expenses decreased 4% to USD 7.2 billion (CHF 9.7 billion), primarily as a result of decreased headcount and other cost containment efforts.

Fourth quarter 2003 valuation adjustments, provisions and losses decreased 74% and 97% from the third quarter of 2003 and fourth quarter of 2002, respectively, primarily as a result of a release of credit-related valuation allowances and lower litigation provisions partially offset by the impact of changes in Swiss GAAP.

Fixed Income ’s operating income of USD 981 million (CHF 1.3 billion) increased 20% in the fourth quarter of 2003 compared to the third quarter of 2003. Excluding the USD 153 million (CHF 206 million) impact of Swiss GAAP changes, operating income for the fourth quarter would have been flat compared with the third quarter of 2003. Operating income in credit products and European and US interest rate products for the fourth quarter of 2003 improved due to favorable market conditions, including tighter credit spreads and lower interest rates. High yield operating income remained strong, although it declined compared with the third quarter of 2003. Compared with the fourth quarter of 2002, operating income in the fourth quarter of 2003 increased 67%, or 41% excluding the Swiss GAAP changes, with improvements across all major product lines. Fixed Income’s operating income for the full year of 2003 increased 9% compared with 2002 to USD 4.6 billion (CHF 6.2 billion) and increased 6% excluding the positive impact from Swiss GAAP changes. Full-year operating income increased as a result of a low-interest-rate environment that fueled increased demand for high yield and structured products, while 2002 results included a writedown of notes issued by affiliates of National Century Financial Enterprises, Inc.

The Equity division ’s fourth quarter 2003 operating income declined 8% to USD 623 million (CHF 820 million) compared with the third quarter of 2003. Although operating income from cash trading continued to strengthen, particularly in Europe and Latin America, this increase was more than offset by declining results from derivatives activities, principally related to options and structured products, reflecting lower levels of implied volatility relative to the third quarter of 2003. Operating income in the fourth quarter of 2003 increased 14% compared with the fourth quarter of 2002, with improvements in the European and Asian cash trading businesses and the prime services business, offset in part by decreased options and structured products results. Compared with the full year 2002, operating income for the Equity division declined 7% to USD 2.6 billion (CHF 3.5 billion) for 2003, primarily as a result of a decline in the US cash business, reflecting a decline in volume, general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements in the convertibles business.

Investment Banking ’s fourth quarter 2003 operating income, which includes private equity, increased 25% to USD 717 million (CHF 951 million) compared with the third quarter of 2003, principally due to improved equity capital markets and fixed income derivatives businesses. Investment Banking’s operating income in the fourth quarter of 2003 decreased 23% compared with the fourth quarter of 2002 as a result of a USD 309 million (CHF 473 million) gain on the sale of an investment in Swiss Re recognized during the fourth quarter of 2002, and lower mergers and acquisition fees in the fourth quarter of 2003. Investment Banking’s 2003 full year operating income declined 21% compared with 2002 to USD 2.5 billion (CHF 3.3 billion) due to declines in both equity new issuance and merger and acquisition fees, partially offset by an increase in lending results. The 2002 full year results included gains of USD 629 million (CHF 981 million) related to sales of an investment in Swiss Re. The results from and value of active private equity investments are detailed in the table on page 31.

An operating loss of USD 208 million (CHF 284 million) was reported in the fourth quarter of 2003 in the Other division. This compared to operating income of USD 69 million (CHF 95 million) in the third quarter of 2003 and was comparable with the operating loss in the fourth quarter of 2002. Operating income in the Other division includes a negative impact of USD 300 million (CHF 405 million) related to Swiss GAAP changes. The impact of Swiss GAAP changes was offset in part by gains on sales in the legacy portfolio, with the fourth quarter 2003 operating income from the legacy portfolio totaling USD 147 million (CHF 199 million) compared with USD 73 million (CHF 99 million) in the third quarter of 2003. Operating losses of USD 282 million (CHF 420 million) were recorded in the fourth quarter of 2002 on the legacy portfolio. The Other division’s operating loss for the full year 2003 was USD 35 million (CHF 48 million) compared with a full year 2002 operating loss of USD 562 million (CHF 876 million). The improvement was primarily due to a positive performance in the legacy portfolio in 2003 versus losses resulting from writedowns in the prior year. Credit Suisse First Boston continues to reduce its net exposure of non-continuing legacy investments, including unfunded commitments on the real estate portfolio, which totaled USD 2.2 billion (CHF 2.7 billion) as of December 31, 2003, down USD 248 million (CHF 519 million) from September 30, 2003, and down USD 841 million (CHF 1.5 billion) from December 31, 2002.

CSFB Financial Services
CSFB Financial Services reported a segment profit of USD 92 million (CHF 123 million) in the fourth quarter of 2003, an increase of 171% from the third quarter of 2003 and 88% from the fourth quarter of 2002. Fourth quarter 2003 results include an extraordinary gain of USD 99 million (CHF 134 million), or USD 71 million (CHF 96 million) net of tax, on the sale of a 50% interest in a Japanese online broker and an increase in litigation provisions. Operating income in the fourth quarter of 2003 was USD 307 million (CHF 408 million), up 7% compared with the third quarter of 2003 and down 34% compared with the fourth quarter of 2002. Operating expenses for the fourth quarter of 2003 increased 9% compared with the third quarter of 2003 and decreased 32% compared with the fourth quarter of 2002. Excluding Pershing, operating income increased 19% for the fourth quarter of 2003 compared with the fourth quarter of 2002, mainly as a result of higher Credit Suisse Asset Management results, while operating expenses increased 15% for the fourth quarter of 2003 compared with the fourth quarter of 2002 as a result of increased personnel expenses. Pershing’s fourth quarter 2002 operating income and operating expenses were USD 204 million (CHF 299 million) and USD 156 million (CHF 228 million), respectively. For the full year 2003, CSFB Financial Services segment profit declined USD 26 million (CHF 84 million) or 11% compared with 2002, and operating income decreased 42%. Full year 2003 operating expenses decreased 41% compared with 2002, primarily as a result of the sale of Pershing. Excluding Pershing, operating income in 2003 was flat compared with 2002 and operating expenses increased 2%. Pershing’s net results for 2003 were USD 15 million (CHF 20 million), and operating income and operating expenses for 2002 were USD 854 million (CHF 1.3 billion) and USD 661 million (CHF 1.0 billion), respectively.

Credit Suisse Asset Management ’s operating income in the fourth quarter of 2003 improved 10% from the third quarter of 2003 and 14% from the fourth quarter of 2002 as a result of an increase in assets under management. Total assets under management as of December 31, 2003, increased 1.7% compared with September 30, 2003, to USD 318.0 billion (CHF 392.9 billion), primarily due to improved global market performance and a favorable foreign exchange impact when expressed in US dollars. For the fourth quarter of 2003, Credit Suisse Asset Management reported a USD 1.8 billion (CHF 2.4 billion) net outflow of assets. Compared with 2002, operating income increased 3% in 2003, primarily as a result of a 7.1% increase in assets under management on a US dollar basis.

Private Client Services ’ operating income for the fourth quarter of 2003 increased 4% from the third quarter of 2003 as a result of improved market conditions and trading volumes. Compared with 2002, full year 2003 operating income decreased 19%, reflecting decreases in sales staff and reduced client balances. Assets under management as of December 31, 2003, were comparable to September 30, 2003, and net new assets of USD 0.6 billion (CHF 0.8 billion) were reported for the fourth quarter of 2003.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	2,420	2,422	2,326	0	4	10,783	11,559	(7)

Personnel expenses	1,309	1,173	1,044	12	25	5,581	6,088	(8)
Other operating expenses	648	619	772	5	(16)	2,543	2,964	(14)

Operating expenses	1,957	1,792	1,816	9	8	8,124	9,052	(10)

Gross operating profit	463	630	510	(27)	(9)	2,659	2,507	6

Depreciation of non-current assets	122	89	106	37	15	408	481	(15)
Valuation adjustments, provisions and losses	38	80	657	(53)	(94)	295	1,679	(82)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	303	461	(253)	(34)	–	1,956	347	464

Extraordinary income/(expenses), net	123	1	246	–	(50)	124	262	(53)
Taxes 2) 3)	(48)	(80)	134	(40)	–	(459)	25	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	378	382	127	(1)	198	1,621	634	156

Acquisition interest	(47)	(40)	(57)	18	(18)	(198)	(323)	(39)
Amortization of retention payments	(5)	4	(97)	–	(95)	(158)	(413)	(62)
Amortization of acquired intangible assets and goodwill	(352)	(154)	(209)	129	68	(807)	(835)	(3)
Exceptional items	0	0	(890)	–	(100)	0	(890)	(100)
Cumulative effect of change in accounting principle	236	0	162	–	46	236	162	46
Tax impact	10	32	169	(69)	(94)	176	487	(64)

Net profit/(loss) 4)	220	224	(795)	(2)	–	870	(1,178)	–

Reconciliation to net operating profit
Net profit/(loss)	220	224	(795)	(2)	–	870	(1,178)	–
Amortization of acquired intangible assets and goodwill, net of tax	262	134	171	96	53	657	683	(4)
Exceptional items, net of tax	0	0	813	–	(100)	0	813	(100)
Cumulative effect of change in accounting principle, net of tax	(138)	0	(162)	–	(15)	(138)	(162)	(15)

Net operating profit	344	358	27	(4)	–	1,389	156	–

See page 25 for footnotes.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	3,184	3,352	3,351	(5)	(5)	14,557	18,033	(19)

Personnel expenses	1,725	1,627	1,475	6	17	7,534	9,496	(21)
Other operating expenses	856	854	1,141	0	(25)	3,434	4,625	(26)

Operating expenses	2,581	2,481	2,616	4	(1)	10,968	14,121	(22)

Gross operating profit	603	871	735	(31)	(18)	3,589	3,912	(8)

Depreciation of non-current assets	162	125	155	30	5	551	751	(27)
Valuation adjustments, provisions and losses	48	111	993	(57)	(95)	398	2,618	(85)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	393	635	(413)	(38)	–	2,640	543	386

Extraordinary income/(expenses), net	166	2	383	–	(57)	168	408	(59)
Taxes 2) 3)	(61)	(111)	213	(45)	–	(620)	40	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	498	526	183	(5)	172	2,188	991	121

Acquisition interest	(61)	(56)	(80)	9	(24)	(267)	(504)	(47)
Amortization of retention payments	(5)	3	(141)	–	(96)	(213)	(644)	(67)
Amortization of acquired intangible assets and goodwill	(472)	(211)	(308)	124	53	(1,090)	(1,303)	(16)
Exceptional items	0	0	(1,389)	–	(100)	0	(1,389)	(100)
Cumulative effect of change in accounting principle	318	0	254	–	25	318	254	25
Tax impact	12	46	254	(74)	(95)	238	759	(69)

Net profit/(loss) 4)	290	308	(1,227)	(6)	–	1,174	(1,836)	–

Reconciliation to net operating profit
Net profit/(loss)	290	308	(1,227)	(6)	–	1,174	(1,836)	–
Amortization of acquired intangible assets and goodwill, net of tax	351	183	252	92	39	888	1,066	(17)
Exceptional items, net of tax	0	0	1,269	–	(100)	0	1,269	(100)
Cumulative effect of change in accounting principle, net of tax	(186)	0	(254)	–	(27)	(186)	(254)	(27)

Net operating profit	455	491	40	(7)	–	1,876	245	–

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results of Credit Suisse First Boston is shown on page 27.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 15 m (USD 10 m).
3) Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
4) Net profit/(loss) is identical on an operating and Swiss GAAP basis.

Credit Suisse First Boston business unit key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	86.7%	77.1%	95.6%	80.6%	88.9%
Cost/income ratio – operating 2)	86.1%	77.7%	82.7%	79.1%	82.5%

Return on average allocated capital 1)	11.5%	11.3%	(35.1%)	10.6%	(12.3%)
Return on average allocated capital – operating 2)	16.9%	16.9%	1.2%	15.9%	1.7%
Average allocated capital in CHF m	10,743	11,615	13,763	11,829	14,299

Pre-tax margin 1)	12.1%	12.6%	(54.3%)	12.0%	(15.3%)
Pre-tax margin – operating 2)	15.5%	17.4%	(7.5%)	16.0%	(1.1%)

Personnel expenses/operating income 1)	60.4%	54.0%	62.7%	58.5%	64.2%
Personnel expenses/operating income – operating 2)	54.2%	48.5%	44.0%	51.8%	52.7%

			31.12.03	30.09.03	31.12.02

Number of employees (full-time equivalents)			18,341	18,195	22,801

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain other reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.

Impact on income statement from mandatory Swiss GAAP changes
	in USD m			in CHF m

	Operating	Accounting	Operating	Operating	Accounting	Operating
4Q2003	basis – old	changes	basis	basis – old	changes	basis

Operating income	2,567	(147)	2,420	3,383	(199)	3,184
of which Institutional Securities	2,260	(147)	2,113	2,975	(199)	2,776
of which Fixed Income	828	153	981	1,083	206	1,289
of which Equity	623	0	623	820	0	820
of which Investment Banking	717	0	717	951	0	951
of which Other	92	(300)	(208)	121	(405)	(284)
of which CSFB Financial Services	307	0	307	408	0	408

Valuation adjustments, provisions and losses	(108)	146	38	(149)	197	48
Cumulative effect of change in accounting principles	0	236	236	0	318	318
Taxes	(32)	(6)	(38)	(42)	(7)	(49)
Net profit/(loss)	283	(63)	220	375	(85)	290

Net operating profit/(loss)	545	(201)	344	726	(271)	455

Overview of business unit Credit Suisse First Boston – operating 1)
	in USD m			in CHF m

		CSFB			CSFB
	Institutional	Financial	Credit Suisse	Institutional	Financial	Credit Suisse
4Q2003	Securities	Services	First Boston	Securities	Services	First Boston

Operating income	2,113	307	2,420	2,776	408	3,184

Personnel expenses	1,146	163	1,309	1,508	217	1,725
Other operating expenses	556	92	648	734	122	856

Operating expenses	1,702	255	1,957	2,242	339	2,581

Gross operating profit	411	52	463	534	69	603

Depreciation of non-current assets	115	7	122	152	10	162
Valuation adjustments, provisions and losses	21	17	38	25	23	48

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	275	28	303	357	36	393

Extraordinary income/(expenses), net	24	99	123	32	134	166
Taxes 2)	(13)	(35)	(48)	(14)	(47)	(61)

Net operating profit before acquisition-related costs and cumulative effect of change in accounting principle	286	92	378	375	123	498

Acquisition interest			(47)			(61)
Amortization of retention payments			(5)			(5)
Amortization of acquired intangible assets and goodwill			(352)			(472)
Cumulative effect of change in accounting principle			236			318
Tax impact			10			12

Net profit 3)			220			290

Other data:
Average allocated capital	8,038	394	8,397	10,285	503	10,743

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. The impact on the results of Credit Suisse First Boston is shown on page 27.
2) Excluding tax impact on acquisition-related costs and cumulative effect of change in accounting principle.
3) Net profit is identical on an operating and Swiss GAAP basis.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Fixed Income	981	819	587	20	67	4,580	4,183	9
Equity	623	675	548	(8)	14	2,605	2,807	(7)
Investment Banking	717	572	936	25	(23)	2,478	3,140	(21)
Other	(208)	69	(208)	–	0	(35)	(562)	(94)

Operating income	2,113	2,135	1,863	(1)	13	9,628	9,568	1

Personnel expenses	1,146	1,016	817	13	40	4,975	5,120	(3)
Other operating expenses	556	542	622	3	(11)	2,221	2,365	(6)

Operating expenses	1,702	1,558	1,439	9	18	7,196	7,485	(4)

Gross operating profit	411	577	424	(29)	(3)	2,432	2,083	17

Depreciation of non-current assets	115	84	81	37	42	381	390	(2)
Valuation adjustments, provisions and losses	21	80	664	(74)	(97)	269	1,664	(84)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	275	413	(321)	(33)	–	1,782	29	–

Extraordinary income/(expenses), net	24	1	246	–	(90)	25	262	(90)
Taxes [2]	(13)	(66)	153	(80)	–	(387)	116	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	286	348	78	(18)	267	1,420	407	249

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results is shown on page 27.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of USD 29 m.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Fixed Income	1,289	1,141	807	13	60	6,183	6,525	(5)
Equity	820	931	787	(12)	4	3,516	4,379	(20)
Investment Banking	951	790	1,394	20	(32)	3,346	4,899	(32)
Other	(284)	95	(312)	–	(9)	(48)	(876)	(95)

Operating income	2,776	2,957	2,676	(6)	4	12,997	14,927	(13)

Personnel expenses	1,508	1,411	1,145	7	32	6,715	7,987	(16)
Other operating expenses	734	748	919	(2)	(20)	2,999	3,690	(19)

Operating expenses	2,242	2,159	2,064	4	9	9,714	11,677	(17)

Gross operating profit	534	798	612	(33)	(13)	3,283	3,250	1

Depreciation of non-current assets	152	117	117	30	30	514	609	(16)
Valuation adjustments, provisions and losses	25	111	1,006	(77)	(98)	363	2,595	(86)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	357	570	(511)	(37)	–	2,406	46	–

Extraordinary income/(expenses), net	32	2	383	–	(92)	34	408	(92)
Taxes 2)	(14)	(92)	240	(85)	–	(523)	182	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	375	480	112	(22)	235	1,917	636	201

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results is shown on page 27.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 42 m.

Institutional Securities balance sheet information
in CHF m	31.12.03	30.09.03	31.12.02

Total assets	588,783	625,767	573,628

Total assets in USD m	476,477	473,027	412,623

Due from banks	194,817	233,811	193,944
of which securities lending and reverse repurchase agreements	143,196	168,498	152,221
Due from customers	113,823	111,211	114,191
of which securities lending and reverse repurchase agreements	62,252	42,876	56,851
Mortgages	12,234	14,599	14,825
Securities and precious metals trading portfolios	186,130	179,442	157,320

Due to banks	292,550	313,915	281,510
of which securities borrowing and repurchase agreements	104,855	113,590	112,733
Due to customers, other	111,844	115,317	109,980
of which securities borrowing and repurchase agreements	71,843	60,544	66,864

Institutional Securities key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	86.2%	77.0%	81.5%	78.7%	82.3%

Average allocated capital in CHF m	10,285	11,173	13,337	11,410	13,706

Pre-tax margin 1)	14.0%	19.3%	(4.8%)	18.8%	3.0%

Personnel expenses/operating income 1)	54.3%	47.7%	42.8%	51.7%	53.5%

			31.12.03	30.09.03	31.12.02

Number of employees (full-time equivalents)			15,739	15,578	16,018

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Active private equity investments
	USD m			CHF m

	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Net gains (realized and unrealized gains and losses)	31	8	38	41	12	60
Management and performance fees	29	50	50	38	69	73

	USD bn			CHF bn

	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Book value	1.0	0.9	1.0	1.2	1.2	1.3
Fair value	1.0	1.0	1.0	1.3	1.3	1.4

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	10	9	43	11	(77)	39	203	(81)
Net commission and service fee income	264	245	407	8	(35)	976	1,650	(41)
Net trading income	33	17	19	94	74	104	107	(3)
Other ordinary income	0	16	(6)	(100)	(100)	36	31	16

Operating income	307	287	463	7	(34)	1,155	1,991	(42)

Personnel expenses	163	157	227	4	(28)	606	968	(37)
Other operating expenses	92	77	150	19	(39)	322	599	(46)

Operating expenses	255	234	377	9	(32)	928	1,567	(41)

Gross operating profit	52	53	86	(2)	(40)	227	424	(46)

Depreciation of non-current assets	7	5	25	40	(72)	27	91	(70)
Valuation adjustments, provisions and losses	17	0	(7)	–	–	26	15	73

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	28	48	68	(42)	(59)	174	318	(45)

Extraordinary income/(expenses), net	99	0	0	–	–	99	0	–
Taxes 2)	(35)	(14)	(19)	150	84	(72)	(91)	(21)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	92	34	49	171	88	201	227	(11)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results is shown on page 27.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of USD –19 m.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	14	13	62	8	(77)	54	317	(83)
Net commission and service fee income	350	337	599	4	(42)	1,318	2,575	(49)
Net trading income	44	24	25	83	76	140	166	(16)
Other ordinary income	0	21	(11)	(100)	(100)	48	48	0

Operating income	408	395	675	3	(40)	1,560	3,106	(50)

Personnel expenses	217	216	330	0	(34)	819	1,509	(46)
Other operating expenses	122	106	222	15	(45)	435	935	(53)

Operating expenses	339	322	552	5	(39)	1,254	2,444	(49)

Gross operating profit	69	73	123	(5)	(44)	306	662	(54)

Depreciation of non-current assets	10	8	38	25	(74)	37	142	(74)
Valuation adjustments, provisions and losses	23	0	(13)	–	–	35	23	52

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	36	65	98	(45)	(63)	234	497	(53)

Extraordinary income/(expenses), net	134	0	0	–	–	134	0	–
Taxes 2)	(47)	(19)	(27)	147	74	(97)	(142)	(32)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	123	46	71	167	73	271	355	(24)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The impact on the results is shown on page 27.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –27 m.

CSFB Financial Services key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	85.5%	83.5%	87.4%	82.8%	83.3%

Average allocated capital in CHF m	503	495	701	529	939

Pre-tax margin 1)	41.7%	16.5%	14.5%	23.6%	16.0%

Personnel expenses/operating income 1)	53.2%	54.7%	48.9%	52.5%	48.6%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary) 2)	(2.4)	(5.5)	(8.6)	(14.8)	(31.3)
Net new assets Private Client Services in CHF bn	0.8	(1.5)	2.7	(0.9)	8.0

Growth in assets under management 2)	(5.6%)	(1.5%)	(2.8%)	(5.8%)	(24.2%)

Growth in discretionary assets under management – Credit Suisse Asset Management 2)	(0.5%)	(1.2%)	(4.6%)	(0.2%)	(23.5%)
of which net new assets 2)	(0.9%)	(1.9%)	(3.0%)	(5.3%)	(8.6%)
of which market movement and structural effects	0.4%	0.7%	(1.6%)	5.1%	(14.9%)

Growth in net new assets Private Client Services	1.2%	(2.3%)	3.9%	(1.3%)	8.6%

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn 2)			454.1	481.2	482.2
of which Credit Suisse Asset Management 2)			392.9	413.7	412.8
of which Private Client Services			61.2	65.1	67.5

Discretionary assets under management in CHF bn 2)			295.7	295.9	297.0
of which Credit Suisse Asset Management 2)			278.1	279.5	278.7
of which mutual funds distributed			110.0	112.6	106.5
of which Private Client Services			17.6	16.4	18.3

Advisory assets under management in CHF bn 2)			158.4	185.3	185.2

Number of employees (full-time equivalents)			2,602	2,617	6,783

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
2) Credit Suisse Asset Management figures for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

Introduction
The Group’s consolidated results are prepared in accordance with Swiss GAAP, while the Group’s segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to “Operating and Financial Review – Reporting Principles” in the Group’s 2002 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group’s consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The “Reclassifications” columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management’s view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses’ operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit
The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the Reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit
The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidated results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
4Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	2,801	26	2)	2,827	3,184	(231)	3) 4) 5)	2,953	(59)		5,721

Personnel expenses	1,202			1,202	1,725	60	3) 4)	1,785	55		3,042
Other operating expenses	775			775	856	(244)	4)	612	(6)		1,381

Operating expenses	1,977			1,977	2,581			2,397	49		4,423

Gross operating profit	824			850	603			556	(108)		1,298

Depreciation of non-current assets	277			277	162			162	82		521
Amortization of acquired intangible assets and goodwill	–	25		25	–	472	3)	472	(3)		494
Valuation adjustments, provisions and losses	113	119	6)	232	48			48	2		282

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	434			316	393			(126)	(189)		1

Extraordinary income/(expenses), net	109	(26)	2)	83	166			166	43		292
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	607	29		636	(61)	12		(49)	63		650

Net profit before minority interests	1,150			1,036	498			309	(83)		1,262

Minority interests	(59)			(59)	0	(19)	5)	(19)	(18)		(96)

Net profit	1,091			977	498			290	(101)		1,166

Reconciliation to business unit results
Acquisition interest					(61)	61
Amortization of retention payments					(5)	5
Amortization of acquired intangible assets and goodwill	(25)	25			(472)	472
Cumulative effect of change in accounting principle	1	(1)			318	(318)
Tax impact	0	0			12	(12)

Business unit result	1,067				290

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF -26 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 61 m allocated to operating income, amortization of retention payments of CHF 5 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 472 m.
4) Reflects brokerage, execution and clearing expenses of CHF 189 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 32 m and staff recruitment costs of CHF 23 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 119 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
3Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	4,548	(1,161)	2)	3,387	3,352	(239)	3) 4) 5)	3,113	31		6,531

Personnel expenses	1,385			1,385	1,627	54	3) 4)	1,681	59		3,125
Other operating expenses	732			732	854	(260)	4)	594	(64)		1,262

Operating expenses	2,117			2,117	2,481			2,275	(5)		4,387

Gross operating profit	2,431			1,270	871			838	36		2,144

Depreciation of non-current assets	279			279	125			125	67		471
Amortization of acquired intangible assets and goodwill	–	25		25	–	211	3)	211	2		238
Valuation adjustments, provisions and losses	90	14	6)	104	111			111	0		215

Profit before extraordinary items and taxes	2,062			862	635			391	(33)		1,220

Extraordinary income/(expenses), net	3	1,161	2)	1,164	2			2	2		1,168
Taxes	(260)	4		(256)	(111)	46		(65)	4		(317)

Net profit before minority interests	1,805			1,770	526			328	(27)		2,071

Minority interests	8			8	0	(20)	5)	(20)	(14)		(26)

Net profit	1,813			1,778	526			308	(41)		2,045

Reconciliation to business unit results
Acquisition interest					(56)	56
Amortization of retention payments					3	(3)
Amortization of acquired intangible assets and goodwill	(25)	25			(211)	211
Tax impact	1	(1)			46	(46)

Business unit result	1,789				308

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,161 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 56 m allocated to operating income, amortization of retention payments of CHF -3 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 211 m.
4) Reflects brokerage, execution and clearing expenses of CHF 203 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 40 m and staff recruitment costs of CHF 17 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 20 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 14 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
4Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	3,566	62	2)	3,628	3,351	(269)	3) 4) 5)	3,082	(315)		6,395

Personnel expenses	1,444	3	6)	1,447	1,475	458	3) 4) 7)	1,933	84		3,464
Other operating expenses	934	(1)	6)	933	1,141	(283)	4)	858	(144)		1,647

Operating expenses	2,378			2,380	2,616			2,791	(60)		5,111

Gross operating profit	1,188			1,248	735			291	(255)		1,284

Depreciation of non-current assets	319	16	6)	335	155			155	144		634
Amortization of acquired intangible assets and goodwill	–	92	6)	92	–	308	3)	308	3		403
Valuation adjustments, provisions and losses	105	85	8)	190	993	984	7)	1,977	257		2,424

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	764			631	(413)			(2,149)	(659)		(2,177)

Extraordinary income/(expenses), net	24	(62)	2)	(38)	383	(163)	7)	220	187		369
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(325)	35		(290)	213	254		467	141		318

Net profit/(loss) before minority interests	463			569	183			(1,208)	(331)		(970)

Minority interests	51			51	0	(19)	5)	(19)	(12)		20

Net profit/(loss)	514			620	183			(1,227)	(343)		(950)

Reconciliation to business unit results
Acquisition interest					(80)	80
Amortization of retention payments					(141)	141
Amortization of acquired intangible assets and goodwill	(37)	(37)			(308)	308
Exceptional items	(73)	(73)			(1,389)	(1,389)
Cumulative effect of change in accounting principle	266	(266)			254	(254)
Tax impact	14	(14)			254	(254)

Business unit result	684				(1,227)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -62 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 80 m allocated to operating income, amortization of retention payments of CHF 141 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m.
4) Reflects brokerage, execution and clearing expenses of CHF 208 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 49 m and staff recruitment costs of CHF 26 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 3 m, to other operating expenses of CHF –1 m, to depreciation of non-current assets of CHF 16 m and to amortization of acquired intangible assets and goodwill of CHF 55 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 85 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
12 months 2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	14,395	(1,077)	2)	13,318	14,557	(962)	3) 4) 5)	13,595	(88)		26,825

Personnel expenses	5,434			5,434	7,534	425	3) 4)	7,959	237		13,630
Other operating expenses	3,067			3,067	3,434	(984)	4)	2,450	(246)		5,271

Operating expenses	8,501			8,501	10,968			10,409	(9)		18,901

Gross operating profit	5,894			4,817	3,589			3,186	(79)		7,924

Depreciation of non-current assets	972			972	551			551	364		1,887
Amortization of acquired intangible assets and goodwill	–	102		102	–	1,090	3)	1,090	(5)		1,187
Valuation adjustments, provisions and losses	374	82	6)	456	398			398	7		861

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	4,548			3,287	2,640			1,147	(445)		3,989

Extraordinary income/(expenses), net	127	1,077	2)	1,204	168			168	100		1,472
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	(135)	22		(113)	(620)	238		(382)	131		(364)

Net profit before minority interests	4,540			4,379	2,188			1,251	(214)		5,416

Minority interests	(69)			(69)	0	(77)	5)	(77)	(61)		(207)

Net profit	4,471			4,310	2,188			1,174	(275)		5,209

Reconciliation to business unit results
Acquisition interest					(267)	267
Amortization of retention payments					(213)	213
Amortization of acquired intangible assets and goodwill	(102)	102			(1,090)	1,090
Cumulative effect of change in accounting principle	1	(1)			318	(318)
Tax impact	2	(2)			238	(238)

Business unit result	4,372				1,174

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,077 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 267 m allocated to operating income, amortization of retention payments of CHF 213 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,090 m.
4) Reflects brokerage, execution and clearing expenses of CHF 772 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 151 m and staff recruitment costs of CHF 61 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 77 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 82 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
12 months 2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	12,152	132	2)	12,284	18,033	(1,313)	3) 4) 5)	16,720	(966)		28,038

Personnel expenses	5,944	50	6)	5,994	9,496	1,244	3) 4) 7)	10,740	176		16,910
Other operating expenses	3,625	38	6)	3,663	4,625	(1,246)	4)	3,379	(423)		6,619

Operating expenses	9,569			9,657	14,121			14,119	(247)		23,529

Gross operating profit	2,583			2,627	3,912			2,601	(719)		4,509

Depreciation of non-current assets	1,006	45	6)	1,051	751			751	371		2,173
Amortization of acquired intangible assets and goodwill	–	198	6)	198	–	1,303	3)	1,303	(2)		1,499
Valuation adjustments, provisions and losses	390	120	8)	510	2,618	984	7)	3,602	318		4,430

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,187			868	543			(3,055)	(1,406)		(3,593)

Extraordinary income/(expenses), net	48	(132)	2)	(84)	408	(163)	7)	245	182		343
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(1,517)	45		(1,472)	40	759		799	77		(596)

Net profit/(loss) before minority interests	(282)			(422)	991			(1,757)	(1,147)		(3,326)

Minority interests	151			151	0	(79)	5)	(79)	(55)		17

Net profit/(loss)	(131)			(271)	991			(1,836)	(1,202)		(3,309)

Reconciliation to business unit results
Acquisition interest					(504)	504
Amortization of retention payments					(644)	644
Amortization of acquired intangible assets and goodwill	(139)	139			(1,303)	1,303
Exceptional items	(192)	192			(1,389)	1,389
Cumulative effect of change in accounting principle	266	(266)			254	(254)
Tax impact	16	(16)			759	(759)

Business unit result	(180)				(1,836)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -132 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 644 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m.
4) Reflects brokerage, execution and clearing expenses of CHF 888 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 272 m and staff recruitment costs of CHF 86 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 79 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 50 m, to other operating expenses of CHF 38 m, to depreciation of non-current assets of CHF 45 m and to amortization of acquired intangible assets and goodwill of CHF 59 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 120 m.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement 1)
					Change	Change			Change
					in % from	in % from			in % from
							12 months

in CHF m	4Q2003	3Q2003		4Q2002	3Q2003	4Q2002	2003	2002	2002

Interest and discount income	3,035	3,227		4,119	(6)	(26)	13,116	17,630	(26)
Interest and dividend income from trading portfolios	2,747	2,488	2)	2,204	10	25	9,797	9,957	(2)
Interest and dividend income from financial investments	198	181		156	9	27	726	733	(1)
Interest expenses	(4,081)	(3,884)	2)	(4,553)	5	(10)	(16,215)	(20,284)	(20)

Net interest income	1,899	2,012		1,926	(6)	(1)	7,424	8,036	(8)

Commission income from lending activities	239	224		313	7	(24)	911	872	4
Commission income from securities and investment transactions	2,781	2,921		2,899	(5)	(4)	10,898	13,658	(20)
Commission income from other services	228	277		334	(18)	(32)	1,004	1,649	(39)
Commission expenses	(305)	(199)		(246)	53	24	(873)	(845)	3

Net commission and service fee income	2,943	3,223		3,300	(9)	(11)	11,940	15,334	(22)

Net trading income	(157)	72		109	–	–	2,515	2,254	12

Premiums earned, net	6,704	7,126		8,309	(6)	(19)	31,891	34,811	(8)
Claims incurred and actuarial provisions	(7,874)	(7,207)		(6,426)	9	23	(32,908)	(28,791)	14
Commission expenses, net	(463)	(619)		(549)	(25)	(16)	(2,295)	(2,276)	1
Investment income from the insurance business	2,414	2,167		54	11	–	8,436	(432)	–

Net income from the insurance business	781	1,467		1,388	(47)	(44)	5,124	3,312	55

Income from the sale of financial investments	161	102		490	58	(67)	485	1,385	(65)
Income from investments in associates	15	8		(18)	88	–	64	65	(2)
Income from other non-consolidated participations	5	3		3	67	67	24	27	(11)
Real estate income	37	41		30	(10)	23	166	194	(14)
Sundry ordinary income	200	219		86	(9)	133	866	816	6
Sundry ordinary expenses 3)	(163)	(616)		(919)	(74)	(82)	(1,783)	(3,385)	(47)

Other ordinary income/(expenses), net	255	(243)		(328)	–	–	(178)	(898)	(80)

Operating income	5,721	6,531		6,395	(12)	(11)	26,825	28,038	(4)

Personnel expenses	3,042	3,125		3,464	(3)	(12)	13,630	16,910	(19)
Other operating expenses	1,381	1,262		1,647	9	(16)	5,271	6,619	(20)

Operating expenses	4,423	4,387		5,111	1	(13)	18,901	23,529	(20)

Gross operating profit	1,298	2,144		1,284	(39)	1	7,924	4,509	76

Depreciation of non-current assets 4)	521	471		634	11	(18)	1,887	2,173	(13)
Amortization of acquired intangible assets	350	84		165	317	112	593	693	(14)
Amortization of goodwill	144	154		238	(6)	(39)	594	806	(26)
Valuation adjustments, provisions and losses from the banking business 3)	282	215		2,424	31	(88)	861	4,430	(81)

Depreciation, valuation adjustments and losses	1,297	924		3,461	40	(63)	3,935	8,102	(51)

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1	1,220		(2,177)	(100)	–	3,989	(3,593)	–

Extraordinary income	350	1,568		626	(78)	(44)	2,047	746	174
Extraordinary expenses	(58)	(400)		(257)	(86)	(77)	(575)	(403)	43
Cumulative effect of change in accounting principle	319	0		520	–	(39)	319	520	(39)
Taxes 5)	650	(317)		318	–	104	(364)	(596)	(39)

Net profit/(loss) before minority interests	1,262	2,071		(970)	(39)	–	5,416	(3,326)	–

Minority interests	(96)	(26)		20	269	–	(207)	17	–

Net profit/(loss)	1,166	2,045		(950)	(43)	–	5,209	(3,309)	–

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The overall impact of these changes for Credit Suisse Group in 4Q2003 and for the 12 months 2003 was a decrease of CHF 189 m in net profit. For additional discussion see page 8.
2) Restated.
3) Effective in the first quarter 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Sundry ordinary expenses”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
4) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.
5) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –197 m.

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Assets
Cash and other liquid assets	3,026	3,618	2,551	(16)	19
Money market papers	16,355	17,851	25,125	(8)	(35)
Due from banks	192,833	227,853	195,778	(15)	(2)
Receivables from the insurance business	9,725	8,870	12,290	10	(21)
Due from customers	170,486	168,935	182,143	1	(6)
Mortgages	98,214	99,732	94,896	(2)	3
Securities and precious metals trading portfolios	200,057	196,314	173,133	2	16
Financial investments from the banking business	42,141	40,466	33,394	4	26
Investments from the insurance business	129,395	127,707	128,450	1	1
Non-consolidated participations	1,406	1,568	1,792	(10)	(22)
Tangible fixed assets	6,922	7,179	8,152	(4)	(15)
Intangible assets	13,467	14,654	18,359	(8)	(27)
Accrued income and prepaid expenses	12,582	12,322	13,882	2	(9)
Other assets	65,512	67,486	65,711	(3)	(0)

Total assets	962,121	994,555	955,656	(3)	1

Subordinated assets	6,704	6,743	5,479	(1)	22
Receivables due from non-consolidated participations	604	942	728	(36)	(17)

Liabilities and shareholders' equity
Money market papers issued	27,700	36,986	22,178	(25)	25
Due to banks	296,487	313,363	287,884	(5)	3
Payables from the insurance business	10,939	8,376	10,218	31	7
Due to customers in savings and investment deposits	43,747	42,794	39,739	2	10
Due to customers, other	252,555	256,786	258,244	(2)	(2)
Medium-term notes (cash bonds)	1,803	1,938	2,599	(7)	(31)
Bonds and mortgage-backed bonds	81,887	82,021	81,839	0	0
Accrued expenses and deferred income 1)	17,018	18,880	19,641	(10)	(13)
Other liabilities	56,252	57,827	56,070	(3)	0
Valuation adjustments and provisions 1)	7,416	8,803	9,379	(16)	(21)
Technical provisions for the insurance business	131,325	131,908	136,471	0	(4)

Total liabilities	927,129	959,682	924,262	(3)	0

Reserve for general banking risks	1,739	1,733	1,739	0	0
Share capital	1,195	1,195	1,190	0	0
Capital reserve	20,824	20,720	20,710	1	1
Revaluation reserves for the insurance business	885	1,186	1,504	(25)	(41)
Reserve for own shares	–	1,950	1,950	(100)	(100)
Own shares, net	(498)	–	–	–	–
Retained earnings	2,597	1,075	4,732	142	(45)
Minority interests	3,041	2,971	2,878	2	6
Net profit/(loss)	5,209	4,043	(3,309)	29	–

Total shareholders' equity	34,992	34,873	31,394	0	11

Total liabilities and shareholders' equity	962,121	994,555	955,656	(3)	1

Subordinated liabilities	18,885	19,386	20,932	(3)	(10)
Liabilities due to non-consolidated participations	1,186	2,090	1,164	(43)	2

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. Deferred taxes are included within “Valuation allowance and provisions”. Current taxes are included within “Accrued expenses and deferred income”. Prior periods have been reclassified to conform to the current presentation.

Off-balance sheet and fiduciary business
in CHF m	31.12.03	31.12.02

Credit guarantees in form of bills of exchange and other guarantees 1)	30,082	27,745
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4,841	4,680
Irrevocable commitments in respect of documentary credits	3,212	3,242
Other contingent liabilities	2,701	3,437

Contingent liabilities	40,836	39,104

Irrevocable commitments	85,296	92,950
Liabilities for calls on shares and other equity instruments	42	43
Confirmed credits	23	32

Total off-balance sheet	126,197	132,129

Fiduciary transactions
Fiduciary placements with third-party institutions	25,788	30,726
Fiduciary loans and other fiduciary transactions	5,675	6,977
Securities lending transactions as commission agent 2)	14,656	–

At 31.12.03, market value guarantees reported as derivatives totaled CHF 216.7 bn (31.12.02: CHF 175.3 bn) (nominal value). The associated replacement value reported on-balance sheet totaled CHF 10.7 bn (31.12.02: CHF 11.5 bn).

1) Including credit guarantees for securities lent as arranger: 31.12.03: CHF 21.9 bn (31.12.02: CHF 20.7 bn).
2) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.

Derivative instruments 1)

	Trading (all non hedging)			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of 31.12.03, in CHF bn	amount	value	value	amount	value	value

Interest rate products	4,499.7	24.7	24.4	6,836.2	133.5	131.7
Foreign exchange products	1,500.7	45.6	45.5	25.7	2.0	0.1
Precious metals products	13.6	1.2	3.5	0.0	0.0	0.0
Equity/index-related products	405.1	15.2	14.8	0.2	0.0	0.0
Other products	274.1	4.2	5.9	0.5	0.0	0.0

Total derivative instruments	6,693.2	90.9	94.1	6,862.6	135.5	131.8

	31.12.03			31.12.02

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
in CHF bn	amount	value	value	amount	value	value

Total derivative instruments (trading and hedging) before netting	13,555.8	226.4	225.9	12,570.6	238.0	237.6
Total derivative instruments (trading and hedging) after netting 2)	–	55.8	55.6	–	54.8	55.2

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.
2) Positive replacement values of CHF 0.5 bn (31.12.02: CHF 1.0 bn) and negative replacement value of CHF 0.3 bn (31.12.02: CHF 0.2 bn) from the insurance business deducted as included in the investments from the insurance business.

Currency translation rates
	Average rate year-to-date			Closing rate used in the
	used in the income statement			balance sheet as of

in CHF	4Q2003	3Q2003	4Q2002	31.12.03	30.09.03	31.12.02

1 USD	1.35	1.36	1.56	1.2357	1.3229	1.3902
1 EUR	1.52	1.51	1.47	1.5590	1.5382	1.4550
1 GBP	2.20	2.19	2.33	2.2023	2.2089	2.2357
100 JPY	1.16	1.15	1.24	1.1556	1.1923	1.1722

Income statement of the banking and insurance business 1)
	Banking business
	(incl. Corporate Center)		Insurance business		2)	Credit Suisse Group

12 months, in CHF m	2003	2002	2003	2002		2003	2002

Net interest income	7,420	7,984	–	–		7,424	8,036
Net commission and service fee income	11,914	15,350	–	–		11,940	15,334
Net trading income	2,566	1,946	–	–		2,515	2,254
Net income from the insurance business 3)	–	–	5,125	3,641		5,124	3,312
Other ordinary income/(expenses), net	661	(296)	(860)	(602)		(178)	(898)

Operating income	22,561	24,984	4,265	3,039		26,825	28,038

Personnel expenses	11,735	14,627	1,895	2,283		13,630	16,910
Other operating expenses	3,990	5,118	1,285	1,499		5,271	6,619

Operating expenses	15,725	19,745	3,180	3,782		18,901	23,529

Gross operating profit/(loss)	6,836	5,239	1,085	(743)		7,924	4,509

Depreciation of non-current assets	1,237	1,515	652	657		1,887	2,173
Amortization of acquired intangible assets	593	693	0	0		593	693
Amortization of goodwill	532	740	62	66		594	806
Valuation adjustments, provisions and losses from the banking business	861	4,430	–	–		861	4,430

Depreciation, valuation adjustments and losses	3,223	7,378	714	723		3,935	8,102

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	3,613	(2,139)	371	(1,466)		3,989	(3,593)

Extraordinary income	441	681	1,606	65		2,047	746
Extraordinary expenses	(46)	(206)	(529)	(197)		(575)	(403)
Cumulative effect of change in accounting principle	319	320	–	200		319	520
Taxes	(910)	289	547	(885)		(364)	(596)

Net profit/(loss) before minority interests	3,417	(1,055)	1,995	(2,283)		5,416	(3,326)

Minority interests	(156)	(151)	(51)	168		(207)	17

Net profit/(loss)	3,261	(1,206)	1,944	(2,115)		5,209	(3,309)

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Represents “Winterthur” Swiss Insurance Company.
3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 508 m (12 months 2002: CHF 615 m) are related to personnel expenses and CHF 444 m (12 months 2002: CHF 469 m) to other operating expenses.

Statement of shareholders' equity 1)
	12 months

in CHF m	2003	2002

At beginning of financial year	31,394	38,921
Reclassification for own shares 2)	(1,019)	–
Dividends paid	(116)	0
Dividends paid to minority interests	(160)	(169)
Repayment out of share capital	0	(2,379)
Capital increases, par value and capital surplus	20	1,448
Cancellation of repurchased shares	0	(542)
Change in scope of consolidation	115	(167)
Purchase of own shares (cost) 2)	(7,009)	–
Sales of own shares (cost) 2)	6,521	–
Realized gains on own shares, net 2)	99	–
Accrual for earned share compensation 2)	1,009	–
Foreign currency translation impact	(654)	(2,626)
Change in revaluation reserves for the insurance business, net	(624)	814
Release of reserve for general banking risks	0	(580)
Minority interests in net profit/(loss)	207	(17)
Net profit/(loss)	5,209	(3,309)

At end of financial year	34,992	31,394

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated. The overall impact of these changes, primarily accounting for own shares and derivatives, on shareholders’ equity as of December 31, 2003 was a decrease of CHF 491 m. For additional information see page 8.
2) As of January 1, 2003, own shares are no longer included in shareholders' equity. The impact on shareholders’ equity as of December 31, 2003 was a decrease of CHF 396 m.

LOANS

Due from banks
in CHF m	31.12.03	31.12.02

Due from banks, gross	192,844	195,866
Valuation allowance	(11)	(88)

Total due from banks, net	192,833	195,778

Due from customers and mortgages
in CHF m	31.12.03	31.12.02

Due from customers, gross 1)	173,636	187,617
Valuation allowance	(3,150)	(5,474)

Due from customers, net	170,486	182,143

Mortgages, gross 1)	99,569	97,037
Valuation allowance	(1,355)	(2,141)

Mortgages, net	98,214	94,896

Total due from customers and mortgages, net	268,700	277,039

1) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.

Due from customers and mortgages by sector
in CHF m	31.12.03	31.12.02

Financial services	40,076	43,553
Real estate companies	15,468	16,472
Other services including technology companies	10,742	15,316
Manufacturing	12,318	13,273
Wholesale and retail trade	9,518	11,165
Construction	3,698	4,314
Transportation	3,081	4,149
Telecommunications	1,398	2,333
Health and social services	1,909	2,340
Hotels and restaurants	2,178	2,390
Agriculture and mining	2,342	2,317
Non-profit and international organizations	203	191

Commercial	102,931	117,813

Consumers	92,841	87,145
Public authorities	4,538	5,023
Lease financings	3,274	3,158
Professional securities transactions and securitized loans	69,621	71,515

Due from customers and mortgages, gross	273,205	284,654

Valuation allowance	(4,505)	(7,615)

Total due from customers and mortgages, net	268,700	277,039

Collateral of due from customers and mortgages
	Mortgage	Other		Without		Total
in CHF m	collateral	collateral		collateral		31.12.03

Due from customers	5,399	135,102		29,985		170,486
Residential properties	72,241
Business and office properties	11,597
Commercial and industrial properties	11,571
Other properties	2,805

Mortgages	98,214					98,214

Total collateral	103,613	135,102		29,985		268,700

As of 31.12.02	100,002	143,044	1)	33,993	1)	277,039

1) Restated.

Loan valuation allowance
in CHF m	31.12.03	31.12.02

Due from banks	11	88
Due from customers	3,150	5,474
Mortgages	1,355	2,141

Total loan valuation allowance 1)	4,516	7,703

of which on principal	3,742	6,617
of which on interest	774	1,086

1) Effective 1Q2003, valuation allowances related to loans held for sale are netted directly with such loans, and are not presented separately in the total loan valuation allowance.

Roll forward of loan valuation allowance
	12 months

in CHF m	2003	2002

At beginning of financial year	7,703	9,264

Additions	1,753	3,351
Releases	(1,161)	(735)

Net additions charged to income statement	592	2,616

Gross write-offs	(3,433)	(3,868)
Recoveries	51	65

Net write-offs	(3,382)	(3,803)

Reclassified to loans held for sale	(355)	–
Balances acquired/(sold)	(3)	0
Provisions for interest	158	187
Foreign currency translation impact and other	(197)	(561)

At end of period	4,516	7,703

Impaired loans 1)
in CHF m	31.12.03	31.12.02

With a specific allowance	6,210	11,714
Without a specific allowance	747	655

Total impaired loans, gross	6,957	12,369

Non-performing loans	2,913	6,355
Non-interest earning loans	1,763	2,325
Restructured loans	280	281
Potential problem loans 2)	2,001	3,408

Total impaired loans, gross	6,957	12,369

Estimated liquidation value of collateral	(2,119)	–	3)

Impaired loans, net	4,838	–	3)

Specific allowance for impaired loans	3,819	6,778

1) Effective 1Q2003, loans classified as held for sale are excluded from impaired loans.
2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.
3) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines retroactively as of January 1, 2003. In line with these guidelines, prior periods have not been restated.

Securities and precious metals trading portfolios

in CHF m	31.12.03	31.12.02

Listed on stock exchange	65,230	58,661
Unlisted	73,740	76,083

Debt instruments	138,970	134,744

Listed on stock exchange	51,978	33,208
Unlisted	7,475	3,935

Equity instruments	59,453	37,143

Precious metals	1,634	1,246

Total securities and precious metals trading portfolios	200,057	173,133

Investments from the insurance business
			Gross	Gross
		Amortized	unrealized	unrealized
As of 31.12.03, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	7,145	7,145	0	118	7,027
Corporate debt securities	1,196	1,196	0	17	1,179
Other	1,844	1,844	0	29	1,815

Total debt securities – held to maturity	10,185	10,185	0	164	10,021

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	4,224	3,782	449	7	4,224
Debt securities issued by foreign governments	17,057	16,629	606	178	17,057
Corporate debt securities	41,486	40,744	1,398	656	41,486
Other	6,703	6,574	172	43	6,703

Debt securities	69,470	67,729	2,625	884	69,470

Equity securities	5,501	5,113	499	111	5,501

Total securities – available-for-sale	74,971	72,842	3,124	995	74,971

Debt securities	236	–	–	–	–
Equity securities	138	–	–	–	–

Total securities – trading	374	–	–	–	–

Mortgage loans	11,054	–	–	–	–
Other loans	4,389	–	–	–	–
Real estate	7,215	–	–	–	8,709
Short-term investments and other	5,062	–	–	–	–

Investments from the insurance business	113,250	–	–	–	–

Equity securities	11,818	–	–	–	–
Debt securities	2,395	–	–	–	–
Short-term investments	1,747	–	–	–	–
Real estate	185	–	–	–	–

Investments where the investment risk is borne by the policyholder	16,145	–	–	–	–

Investments from the insurance business	129,395	–	–	–	–

As of 31.12.02, in CHF m

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10,814	9,951	863	0	10,814
Debt securities issued by foreign governments	27,110	26,337	871	98	27,110
Corporate debt securities	29,042	27,478	1,717	153	29,042
Other	9,685	9,157	552	24	9,685

Debt securities	76,651	72,923	4,003	275	76,651

Equity securities	9,052	9,171	336	455	9,052

Total securities – available-for-sale	85,703	82,094	4,339	730	85,703

Debt securities	246	–	–	–	–
Equity securities	31	–	–	–	–

Total securities – trading	277	–	–	–	–

Own shares	44	–	–	–	–
Mortgage loans	10,175	–	–	–	–
Other loans	4,305	–	–	–	–
Real estate	7,431	–	–	–	10,057
Short-term investments and other	7,120	–	–	–	–

Investments from the insurance business	115,055	–	–	–	–

Equity securities	9,288	–	–	–	–
Debt securities	2,841	–	–	–	–
Short-term investments	1,069	–	–	–	–
Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13,395	–	–	–	–

Investments from the insurance business	128,450	–	–	–	–

INFORMATION FOR INVESTORS

Financial calendar

Annual General Meeting	Friday, April 30, 2004

First quarter results 2004	Wednesday, May 5, 2004

Payment of par value reduction (in lieu of a dividend)	Monday, July 12, 2004

Second quarter results 2004	Wednesday, August 4, 2004

Third quarter results 2004	Thursday, November 4, 2004

Credit Suisse Group shares
Ticker symbols
Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
CUSIP number	225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Winterthur
Insurer Financial Strength	A1	A	AA
Credit	A2	A	AA-
Outlook	Stable	Negative	Negative

Enquiries
Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Financial Publications
Printed financial publications may be ordered from:
Credit Suisse
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/results/order.html

In this year’s corporate reports, we have chosen the work of Swiss artist Daniel Grobet to represent Credit Suisse Group’s 360° approach to finance. In his hand-crafted iron sculptures, Daniel achieves a harmonious balance by carefully combining static and dynamic elements.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

5520154

English

PRESENTATION

RESULTS OVERVIEW

CONSOLIDATED RESULTS	Slide	5

CREDIT SUISSE FINANCIAL SERVICES	Slide	15

CREDIT SUISSE FIRST BOSTON	Slide	24

SUMMARY AND OUTLOOK	Slide	34

ADDITIONAL INFORMATION	Slide	36

DISCLAIMER	Slide	51

Slide 1

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REVIEW 2003

Returned to sound profitability
2003 net profit of CHF 5.2 bn vs net loss of CHF 3.3 bn in 2002

Fourth quarter 2003 net profit of CHF 1.2 bn

Delivered on key priorities	Strengthen capital base

Reduce costs in all segments

Return Winterthur to profitability

Reduce impact fom legacy assets at CSFB

Refocus European Private Banking

Key drivers for 2003	Stable operating income(1)

Cost reduction of CHF 4.6 bn or 20%

Credit-related provisions down CHF 1.7 bn to CHF 575 m

Sale of non-core businesses

Investment income at Winterthur of CHF 6.6 bn vs CHF 1.4 bn in 2002
(1) excluding impact of Swiss GAAP changes and changes in German tax legislation

Slide 2

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KEY ACHIEVEMENTS 2003

Private Banking	Profit increased by CHF 218 m or 13% to CHF 1.9 bn

Net new assets of CHF 17.9 bn for 2003 confirm recovery from weak second half of 2002

Corporate & Retail Banking
Profit increased by CHF 151 m or 36% to CHF 565 m

Cost/income ratio down 5.9 ppt to 67.2%

Winterthur	Remarkable turnaround with segment profit of CHF 2.1 bn

Strong investment result

Total administration costs down CHF 670 m or 20%

Credit Suisse First Boston	Net profit of CHF 1.2 bn (USD 870 m)

Strong performance in key areas

Improvement in profitability indicators

Group	Tier 1 ratio increased to 11.7% from 9.0% at year-end 2002

Dividend of CHF 0.50 per share (par value reduction)

Slide 3

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RESULTS OVERVIEW
FULL YEAR 2003

in CHF m	2003	2002

Credit Suisse Financial Services	4,310	(271)

Credit Suisse First Boston	1,174	(1,836)

Corporate Center & adjustments	(275)	(1,202)

Net profit/(loss)	5,209	(3,309)

Net operating profit/(loss) (1)	6,004	(1,202)

Basic earnings per share (in CHF)	4.31	(2.78)

Return on equity	17.2%	(10.0% )

(1)   excluding amortization of acquired intangible assets and goodwill, exceptional items and the cumulative effect of change in accounting principle

Slide 4

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES	Slide	15

CREDIT SUISSE FIRST BOSTON	Slide	24

SUMMARY AND OUTLOOK	Slide	34

ADDITIONAL INFORMATION	Slide	36

DISCLAIMER	Slide	51

Slide 5

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SPECIAL ITEMS Q4/03

					Total
	Divesti-	Impair-	New tax	Swiss	special
in CHF m	tures(1)	ment(2)	legislation(3)	GAAP(4)	items Q4/03

Operating income	–	–	(711)	(299)	(1,010)

Operating expenses	–	–	–	(8)	(8)

Amortization of acquired
intangible assets and goodwill	–	(270)	–	–	(270)

Valuation adjustments,
provisions and losses	–	–	–	(197)	(197)

Extraordinary result, net	272	–	–	–	272

Cumulative effect of change
in accounting principle	–	–	–	319	319

Taxes	(72)	94	782	(4)	800

Minority interests	–	–	(21)	–	(21)

Net profit/(loss)	200	(176)	50	(189)	(115)

(1)	DLJdirect Japan and other assets at CSFB, participation at Private Banking
(2)	impairment in respect of acquired intangible assets related to CSFB Financial Services’ high-net-worth asset management business
(3)	new tax legislation in Gemany for life and health insurance companies regarding losses on equity investments
(4)	mandatory changes in Swiss Federal Banking Commission guidelines (Swiss GAAP), that were retroactively applied as of January 1, 2003. Significant changes relate to the accounting for own shares and derivatives.

Slide 6

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OPERATING INCOME

Revenues include the negative impact of CHF 1.0 bn from Swiss GAAP changes and changes in German tax legislation

(1)	excluding impact of Swiss GAAP changes and changes in German tax legislation

Slide 7

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OPERATING EXPENSES AND DEPRECIATION

90%	74%	86%	92%	77%	Cost/income ratio, consolidated

94%	70%	81%	85%	75%	Cost/income ratio, banking business only

Slide 8

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PROVISIONS

Note: Totals include Corporate Center and adjustments

Slide 9

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IMPAIRED LOANS

6.0	4.9	4.1	3.3	3.2	3.0	Impaired loans as % of due
						from banks and customers (1)

59.5	62.3	63.8	67.1	68.0	64.9	Valuation allowance as % of
						impaired loans

(1) due from banks and customers and mortgages (excluding securities lending and reverse repurchase agreements)

Slide 10

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BIS CAPITAL RATIOS
AS OF DECEMBER 31, 2003

			Credit Suisse
	Credit	Credit Suisse	Group
in CHF m	Suisse(1)	First Boston(1)	Consolidated

Book equity	8,109	19,360	34,992
Deduction of goodwill	(247)	(7,217)	(8,890)
Deduction of 50% of Winterthur's
adjusted net asset value	–	–	(2,718)
Other tier 1 adjustments	(500)	(81)	(990)

Tier 1 capital	7,362	12,062	22,394

Acquired intangible assets	57	1,416 (2)	1,476 (2)
Hybrid capital	–	996	2,169

Risk-weighted assets	89,833	88,807	190,761

Tier 1 capital ratio	8.2%	13.6%	11.7%
excl. acquired intangible assets	8.1%	12.3%	11.1%

(1)	consolidated banking entities Credit Suisse and Credit Suisse First Boston
(2)	net of tax liability

Slide 11

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CONVERSION TO US GAAP	(1/3)
BACKGROUND

On January 1, 2004, Credit Suisse Group converted to US GAAP

Decision to convert to US GAAP was driven by:

The Swiss Exchange (SWX) requirement to adopt US GAAP or IFRS(1)

US GAAP and IFRS are expected to converge over time – transition to US GAAP was more cost-effective and appropriate given our activities

Next steps:

Swiss GAAP Annual Report to be published on March 31, 2004

Full year and quarterly 2003 US GAAP financial results to be published on April 27, 2004 on the Credit Suisse Group website

Pre-release of key figures from the first quarter 2004 results at the Annual General Meeting on April 30, 2004

Full first quarter 2004 results to be reported on May 5, 2004

Filing of US GAAP Annual Report 2003 on Form 20-F with the SEC planned for late June, 2004

(1)	International Financial Reporting Standards

Slide 12

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CONVERSION TO US GAAP	(2/3)
IMPLICATIONS FOR CREDIT SUISSE GROUP

Differences are primarily a result of differing accounting treatments regarding the combination of Credit Suisse Group and Winterthur

Increase in goodwill and shareholders’ equity

Different cost basis for investments affecting gains and losses and depreciation of real estate

Other differences include derivatives/hedges, amortization of goodwill, software capitalization, taxes and pension costs

It is important to note that the primary business drivers remain unaffected:

Balance sheet business and interest margins

Buying and selling securities

Fees and commission

Premium income

Operating costs

More earnings volatility under US GAAP

First relevant US GAAP results to be published for the first quarter of 2004

Slide 13

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CONVERSION TO US GAAP
PREVIEW OF 2003 US GAAP RESULTS	(3/3)

in CHF bn

Net profit 2003, Swiss GAAP
5.2
Goodwill allocation and write-off from divestitures
(1.7)
Announced with Q3/03 results
Goodwill impairment charge
(1.5)
Other differences at Winterthur
Derivatives
Goodwill amortization
Software capitalization
Taxation
Pension costs
Other
Net profit 2003, US GAAP
Substantially lower than under Swiss GAAP

Slide 14

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	5

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON	Slide	24

SUMMARY AND OUTLOOK	Slide	34

ADDITIONAL INFORMATION	Slide	36

DISCLAIMER	Slide	51

Slide 15

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(1/3)

Key drivers
Fourth quarter net profit of CHF 977 m vs net profit of CHF 1.8 bn in Q3/03, which included an after-tax gain of CHF 1.3 bn(1) from divestitures

Strong results in the insurance segments more than offset lower fourth quarter banking results

2003 net profit of CHF 4.3 bn vs net loss of CHF 271 m in 2002

Operating expenses down significantly by CHF 1.1 bn or 11%

In the insurance segments, investment income was up
CHF 5.2 bn vs 2002

(1) net of related provisions

Slide 16

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(2/3)

Key drivers banking segments
Lower operating income vs Q3/03 (commission income at Private Banking); for the full year, operating income almost stable

Operating expenses slightly up vs Q3/03; full year operating expenses down significantly

Full year cost/income ratio 62.4%, down 4.1 ppt vs 2002

Private Banking net new assets of CHF 4.2 bn in Q4/03 (CHF 17.9 bn in 2003)

Growth of private mortgages of CHF 6.0 bn in 2003

Private Banking Q4/03 results impacted by divestiture gain and realignment costs for European activities

Slide 17

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(3/3)

Key drivers insurance segments	Significantly improved investment results vs 2002, up CHF 5.2 bn (lower impairments and realized losses)

Non-life full year combined ratio of 101.0%, down 2.4 ppt vs 2002 (98.3% in Q4/03)

Significant progress in reducing administration costs, down CHF 670 m vs 2002

Q4/03 results benefited from tax law changes in Germany

Slide 18

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CREDIT SUISSE FINANCIAL SERVICES
PRIORITIES

Banking segments

Top-line growth supported by net new asset inflows

Continuous productivity improvements

Further reduction of cost/income ratio

Insurance segments

Sound premium growth in the non-life business

Further reduction of administration costs in both segments

Lower combined ratio in the Insurance segment

Slide 19

PRIVATE BANKING

Segment result

Gross margin (bp)	125	112	122	121

Cost/income ratio (%)	55.1	62.2	63.1	59.8

Net new assets (CHF bn)	8.4	4.2	19.1	17.9

	Q3	Q4	2002	2003

	2003		12 months
Key profit & loss items
		” vs			” vs
in CHF m	Q4/03	Q3/03		12M/03	12M/02

Operating income	1,432	(9%	)	5,921	(2%	)

Operating expenses	822	0%		3,323	(8%	)

Operating income down CHF 139 m or 9% vs Q3/03 (weaker US dollar and generally lower trading volumes)

Other expenses up CHF 51 m vs Q3/03 in connection with IT, marketing and realignment costs

Realignment costs for European activities of CHF 46 m after tax in Q4/03

Full year costs down 8% or CHF 270 m vs 2002

AuM base up CHF 46 bn to CHF 512 bn in 2003

After-tax gain of CHF 81 m from disposal of a minority investment

Slide 20

CORPORATE & RETAIL BANKING

Segment result

Net interest margin (bp)	215	210	215	212

Cost/income ratio (%)	64.4	69.8	73.1	67.2

Return on Equity (%)	13.6	9.7	8.2	11.6

	Q3	Q4	2002	2003

	2003		12 months

(1)	valuation adjustments, provisions and losses (provisions based on expected credit losses derived from statistical model)
Key profit & loss items
		” vs			” vs
in CHF m	Q4/03	Q3/03		12M/03	12M/02

Operating income	785	(1%	)	3,131	(1%	)

Operating expenses	516	7%		1,997	(9%	)

Provisions (1)	92	42%		305	(2%	)

Almost stable operating income vs Q3/03 and for the full year

Operating expenses up CHF 33 m vs Q3/03 in connection with IT projects and marketing activities

Full year costs down 9% or CHF 196 m

Cost/income ratio down by 5.9 ppt to 67.2% for the full year

Increase in provisions of CHF 27 m vs Q3/03, due partly to change in consumer lending law

Slide 21

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LIFE & PENSIONS

Segment result

Expense ratio (%)	17.1	14.2	11.5	11.4

Return on invested assets (%)	5.0	6.0	1.4	5.2

	Q3	Q4	2002	2003

	2003		12 months

(1)	death and other benefits incurred & change in provision for future policyholder benefits

(2)	excluding separate account business
Key profit & loss items
		vs
in CHF m	12M/03	12M/02

Gross premiums written	17,273	(9%	)
Benefits & claims (1)	(18,729)	(8%	)
Policy acquisition costs	(854)	19%
Administration costs	(1,119)	(24%	)
Investment income (2)	5,351	272%

Premiums down 3% (organic) vs 2002 reflecting profit-oriented underwriting

Investment income up CHF 3.9 bn vs 2002

Administration costs down CHF 344 m (24%) vs 2002

Q4 tax credit resulting mainly from tax law changes in Germany, with a positive impact on segment profit of CHF 53 m

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INSURANCE

Segment result

Combined ratio (%)	103.6	98.3	103.4	101.0

Return on invested assets (%)	3.9	3.9	(0.1)	3.8

	Q3	Q4	2002	2003

	2003		12 months

(1)			including an after-tax gain of CHF 1.3 bn from divestitures and certain provisions of CHF 383 m
Key profit & loss items
		vs
in CHF m	12M/03	12M/02

Net premiums earned	14,570	(7%	)
Claims & annuities incurred	(10,646)	(9%	)
Policy acquisition costs	(2,433)	(4%	)
Administration costs	(1,633)	(17%	)
Investment income	1,240	–

Premiums up 6% (organic) vs 2002, largely driven by tariff increases

Investment income up CHF 1.3 bn vs 2002

Administration costs down CHF 326 m or 17% vs 2002 (CHF 211 m, adjusted for divestitures)

Combined ratio down 2.4 ppt vs 2002 to 101.0% (98.3% in Q4/03)

Q4 tax credit resulting mainly from tax law changes in Germany, with a positive impact on segment profit of CHF 18 m

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	5

CREDIT SUISSE FINANCIAL SERVICES	Slide	15

CREDIT SUISSE FIRST BOSTON

SUMMARY AND OUTLOOK	Slide	34

ADDITIONAL INFORMATION	Slide	36

DISCLAIMER	Slide	51

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CREDIT SUISSE FIRST BOSTON
KEY DRIVERS 2003

Restored profitability with no financial surprises or reputational issues

Net operating profit(1) was USD 1.4 bn (up USD 1.2 bn)

Net profit of USD 870 m (vs a net loss of USD 1.2 bn)

Significant improvement in profitability indicators vs prior year

Pre-tax operating margin(2) increased to 16.0% vs negative 1.1%

Return on equity(2) increased to 15.9% vs 1.7%

Compensation changes made to advance equity culture and retention

Operating expenses down 10% due to cost containment and Pershing sale

Significantly reduced valuation adjustments and provisions to USD 295 m from USD 1.7 bn in 2002

(1)	excl. cumulative effect of change in accounting principle, amortization of acquired intangible assets and goodwill and, in 2002, exceptional items
(2)	excl. certain acquisition-related costs, exceptional items and the cumulative effect of change in accounting principle and reflecting certain other reclassifications

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CREDIT SUISSE FIRST BOSTON
PRIORITIES

Focus on revenue growth

Leverage franchise strengths: private equity, leveraged finance, commercial mortgage activity, emerging markets, middle market coverage

Continue building: derivatives, prime brokerage and related services, proprietary trading, Europe

Client focus

Deliver the entire Firm to clients

Maintain gains in wallet share, while restoring market share positions

Risk - continue to increase appetite in a disciplined way

Expenses - maintain cost discipline

Employees - focus on continuing to build a one-firm equity culture and platform to attract and retain the best talent

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CREDIT SUISSE FIRST BOSTON
FOURTH QUARTER 2003 OVERVIEW

Results Q4/03 vs Q3/03	Net operating profit(1) of USD 344 m, net profit of USD 220 m

Results excluding impact of Swiss GAAP changes

Net operating profit of USD 545 m, up 52%

Net profit of USD 283 m, up 26%

Operating income of USD 2.6 bn, up 6%

Operating expenses increased 9% to USD 2.0 bn due to higher revenues and in line with market pay trends

Results reflect pre-tax impairment of USD 200 m related to acquired intangible assets and extraordinary pre-tax gains of USD 123 m from disposals

Excluding impact of Swiss GAAP changes:

Pre-tax operating margin(2) increased to 26.3% vs 17.4%

Return on equity(2) increased to 27.0% vs 16.9%

(1)	excl. cumulative effect of change in accounting principle, amortization of acquired intangible assets and goodwill and, in 2002, exceptional items
(2)	excl. certain acquisition-related costs, exceptional items and the cumulative effect of change in accounting principle not allocated to the segments and reflecting certain other reclassifications

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CREDIT SUISSE FIRST BOSTON
OPERATING INCOME

Revenue comparison distorted by impact of Swiss GAAP changes and disposal of Pershing

(1) 2003 operating income from Pershing was USD 15 m

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CREDIT SUISSE FIRST BOSTON
OPERATING EXPENSES

(1) including restructuring costs of USD 155 m reported under exceptional items

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CREDIT SUISSE FIRST BOSTON
KEY RATIOS

(1)	based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflecting certain other reclassifications

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INSTITUTIONAL SECURITIES
KEY INFORMATION	(1/2)

(1) excluding impact from Swiss GAAP changes of USD 153 m

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INSTITUTIONAL SECURITIES KEY INFORMATION	(2/2)

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CSFB FINANCIAL SERVICES
KEY INFORMATION

(1) including USD 204 m from Pershing

Assets under management & net new assets in Q4/03

Total assets under management up 1%, including a negative impact of USD 23 bn from changes to AuM definition

CSAM’s net new assets include a negative adjustment of USD 1.8 bn to true up YTD asset flows for a change in our AUM reporting; underlying CSAM net new assets are flat

PCS reports improved net new asset inflows in of USD 0.6 bn

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	5

CREDIT SUISSE FINANCIAL SERVICES	Slide	15

CREDIT SUISSE FIRST BOSTON	Slide	24

SUMMARY AND OUTLOOK

ADDITIONAL INFORMATION	Slide	36

DISCLAIMER	Slide	51

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SUMMARY AND OUTLOOK

Well positioned to compete successfully in primary markets

Optimistic about 2004, given current levels of client activity and improving economic conditions

Continued progress towards achieving leading performance in all business segments

Focus on revenue growth

Consolidated financial targets:

Return on Equity of 15 to 20% (across cycles)

Tier 1 ratio above 10%

Dividend policy:

further strengthening capital

return to competitive dividend yield

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	5

CREDIT SUISSE FINANCIAL SERVICES	Slide	15

CREDIT SUISSE FIRST BOSTON	Slide	24

SUMMARY AND OUTLOOK	Slide	34

ADDITIONAL INFORMATION

DISCLAIMER	Slide	51

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ADDITIONAL INFORMATION
INDEX

Group

- Significant financial events 2003	(Slide 38)

Winterthur

- Investment result general account	(Slide 39)

- Investment portfolio - asset allocation	(Slide 40)

- Debt securities portfolio - by credit rating	(Slide 41)

- Insurance: split by line of business & combined ratios	(Slide 42)

- Life & Pensions: gross premiums written	(Slide 43)

- Equity base development in 2003	(Slide 44)

Credit Suisse Private Banking

- AuM by product and currency	(Slide 45)

- Development of gross margin	(Slide 46)

Credit Suisse First Boston

- Operating income detail: Investment Banking	(Slide 47)

- “Legacy” assets	(Slides 48 to 49)

- Counterparty exposure by industry	(Slide 50)

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SPECIAL ITEMS 2003

	Special	Special items in Q3/03		Total
	items	Dives-	Additional	special
in CHF m	in Q4/03	titures(1)	provisions(2)	items 2003
Operating income	(1,010)	(134)	(117)	(1,261)

Operating expenses	(8)	–	–	(8)

Amortization of acquired
intangible assets and goodwill	(270)	–	–	(270)

Valuation adjustments,
provisions and losses	(197)	–	–	(197)

Extraordinary result, net	272	1,538	(275)	1,535

Cumulative effect of change
in accounting principle	319	–	–	319

Taxes	800	(79)	9	730

Minority interests	(21)			(21)

Net profit/(loss)	(115)	1,325	(383)	827

(1)	Republic (US), Churchill (UK) and Winterthur Italy
(2)	strengthening of certain provisions related to Winterthur’s current and former international business portfolio

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WINTERTHUR GROUP
INVESTMENT RESULT GENERAL ACCOUNT

in CHF m
	2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Current income	1,236	1,435	1,203	1,222	1,255	1,394	1,359	1,367

Realized gains	1,346	1,389	2,353	333	1,327	821	688	1,068

Realized losses	(647)	(2,129)	(1,589)	(373)	(633)	(411)	(193)	(331)

Impairments	(942)	(857)	(1,413)	(675)	(328)	(52)	(75)	(152)

Other	(114)	(100)	(135)	(115)	(111)	(141)	(128)	(134)

Investment income	879	(262)	419	392	1,510	1,611	1,651	1,818

Note:	Q1 to Q3 2002 reclassified to the current presentation format, including real estate for own use, interest paid from current income and realized gains/losses

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – ASSET ALLOCATION

Equity securities of CHF 5.7 bn (4.7%) in Q4/03

(1)	all investments incl. real estate at market value; excluding separate account (i.e. unit-linked) business

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WINTERTHUR GROUP
DEBT SECURITIES PORTFOLIO – BY CREDIT RATING

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WINTERTHUR INSURANCE
SPLIT BY LINE OF BUSINESS & COMBINED RATIOS

(1) in original currencies

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LIFE & PENSIONS
GROSS PREMIUMS WRITTEN

in %

(1) comprises Iberia, Benelux, cross-border

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WINTERTHUR GROUP
EQUITY BASE DEVELOPMENT IN 2003

Significant increase of CHF 1.5 billion in shareholders’ equity in 2003

(1)	net of tax and policyholder participation

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PRIVATE BANKING
AUM BY PRODUCT & CURRENCY

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PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN

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CREDIT SUISSE FIRST BOSTON
OPERATING INCOME DETAIL: INVESTMENT BANKING

Investment Banking Division

	2002				2003

in USD Mio	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Private equity	133	186	141	397	77	111	72	75

Debt capital markets	100	94	28	64	85	95	68	70

Equity capital markets	117	153	74	92	29	119	74	130

Advisory	344	444	280	357	296	283	291	290

Other	47	30	33	26	58	36	67	152

Total	741	907	556	936	545	644	572	717

Note: results reflect the impact of various divisional operating income sharing arrangements

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CREDIT SUISSE FIRST BOSTON "LEGACY" ASSETS
(1/2)

in USD m	"Legacy" assets net exposure
12/1999	11,925	8,964	Real estate

		1,975	Distressed

		986	Private equity (1,228 unfunded commitment)

12/2000	8,026	4,805	Real estate

		1,498	Distressed

		1,724	Private equity (984 unfunded commitment)

12/2001	5,357	2,925	Real estate

		1,107	Distressed

		1,325	Private equity (857 unfunded commitment)

		1,535	Real estate

12/2002	3,031	512	Distressed

		984	Private equity (785 unfunded commitment)

		978	Real estate	Note:
				–	Unfunded commitments excluded for private equity
09/2003	2,438	532	Distressed
				–	Unfunded commitments included for real estate
		928	Private equity (778 unfunded commitment)
				–	Private equity unfunded commitments include employee commitments

		869	Real estate

12/2003	2,190	502	Distressed

		819	Private equity (743 unfunded commitment)

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CREDIT SUISSE FIRST BOSTON "LEGACY" ASSETS
(2/2)

Results related to "legacy" assets in CSFB's income statement
in USD m	Real estate	Distressed portfolio	Private equity	Total

Q4/03
Operating income	44	(2)	105	147

Provisions	5			5

Total	39	(2)	105	142

12M/03

Operating income	58	(11)	122	169

Provisions	9			9

Total	49	(11)	122	160

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CREDIT SUISSE FIRST BOSTON
COUNTERPARTY EXPOSURE BY INDUSTRY

Selected CSFB exposure as of December 31, 2003
	Current	Undrawn		Net
in USD m	exposure	commitments	Reserves	exposure

Telecommunications	1,279.7	1,669.7	57.5	2,891.9

Telecommunications manufacturers	44.2	208.3	0.0	252.5

Merchant energy	831.9	296.6	153.1	975.4

Airlines	520.5	39.2	97.8	461.9

Note: selection of industries based on investor interest

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DISCLAIMER

Cautionary Statement regarding forward-looking information
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Quarterly Report 2003/Q4 — Non-GAAP Financial Information
For additional information with respect to our results for the fourth quarter and the year 2003, we refer you to our “Quarterly Report 2003/Q4”, posted on our website at www.credit-suisse.com. This presentation contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss generally accepted accounting principles (as well other related information), is also included in our Quarterly Report 2003/Q4.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date February, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Member of the Executive Board
/s/ Karin Rhomberg Hug
Managing Director